RESTRUCTURING AND support AGREEMENT

This RESTRUCTURING AND SUPPORT AGREEMENT is made and entered into as of March 11, 2012 (this “Agreement”) by and among (i) Catalyst Paper Corporation (“CPC”) and certain of its subsidiaries and affiliates (collectively, the “Applicants” or “Debtors”); and (ii) the undersigned holders or investment advisers or managers of discretionary accounts that hold the 2016 Notes (as defined below) or 2014 Notes (as defined below) (each, an “Initial Supporting Noteholder”).1 The Debtors, each Initial Supporting Noteholder and each person or entity that becomes a party hereto in accordance with the terms hereof are collectively referred to as the “Parties” and individually as a “Party.”

RECITALS

WHEREAS, the Debtors and certain holders of the 2016 Notes and the 2014 Notes who are Parties to this Agreement were parties to a prior, executed Restructuring and Support Agreement with the Debtors dated as of January 14, 2012 (the “January 14 RSA”), which was terminated in accordance with its terms on January 31, 2012 and this Agreement replaces the January 14 RSA in all respects; and

WHEREAS, the Debtors and the Initial Supporting Noteholders are negotiating (a) restructuring and recapitalization transactions with respect to the capital structure of the Debtors, including the Debtors’ obligations under: (i) the 11% Senior Secured Notes due December 15, 2016 (the “Senior Secured Notes”) issued by CPC pursuant to that certain Indenture, dated as of March 10, 2010 (as amended, restated, supplemented, or otherwise modified from time to time, the “Senior Secured Notes Indenture”), by and among CPC, as issuer, certain of its affiliates, as guarantors, Wilmington Trust, National Association, as trustee (in such capacity, the “2016 Trustee”), and Computershare Trust Company of Canada, as collateral trustee (in such capacity, the “Collateral Trustee”); (ii) the Class B 11% Senior Secured Notes due December 15, 2016 (the “Class B Senior Secured Notes,” and, together with the Senior Secured Notes, the “2016 Notes”) issued by CPC pursuant to that certain Indenture, dated as of May 19, 2010 (as amended, restated, supplemented, or otherwise modified from time to time, the “Class B Indenture,” and, together with the Senior Secured Notes Indenture, the “2016 Indentures”), by and among CPC, as issuer, certain of its affiliates, as guarantors, the 2016 Trustee and the Collateral Trustee; and (iii) the 7.375% Senior Notes due March 1, 2014 (the “2014 Notes” and together with the 2016 Notes, the “Notes”) issued by CPC pursuant to that certain Indenture, dated as of March 23, 2004 (as amended, restated, supplemented, or otherwise modified from time to time, the “2014 Indenture”), by and among CPC, as issuer, certain of its affiliates, as guarantors, and Wells Fargo Bank, National Association, as trustee (the “2014 Trustee”) or, as applicable (b) the sale of all or substantially all of the Debtors’ assets in accordance with sale and investor solicitation procedures to be approved by the Supreme Court of British Columbia, Vancouver Registry (the “Canadian Court”) substantially in the form attached hereto as Exhibit A (with such changes as shall be in form and substance satisfactory to the Majority Initial Supporting Noteholders, in consultation with the Initial Supporting Unsecured Noteholders (each as defined below), the “SISP”), in each case pursuant to the terms and conditions set forth in the Restructuring Term Sheet attached hereto as Exhibit B (the “Term Sheet”) and in this Agreement which are intended to form the basis of a plan, consistent in all respects with the Term Sheet and this Agreement, (the “Plan”) or a sale transaction in connection with the Debtors’ proceedings commenced pursuant to the Companies’ Creditors Arrangement Act (the “CCAA”) and chapter 15 of title 11 of the United States Bankruptcy Code (the “Bankruptcy Code”), as set forth more specifically in this Agreement and the Term Sheet (collectively, the “Transactions”).

1 For the avoidance of doubt, the Initial Supporting Noteholders shall not include those holders of 2014 Notes or 2016 Notes who execute one or more Joinder Agreements (as contemplated below).

NOW, THEREFORE, in consideration of the covenants and agreements contained herein, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Party, intending to be legally bound hereby, agrees as follows:

AGREEMENT

Section 1. Agreement Effective Date and Joinder.

1.1 Agreement Effective Date. This Agreement shall become effective and binding upon each of the Parties at 12:01 a.m., New York City time, on the date on which counterpart signature pages of this Agreement shall have been executed by the Debtors and delivered to Akin Gump Strauss Hauer & Feld LLP (“Akin Gump”) and Goodmans LLP (“Goodmans”) and counterpart signature pages of this Agreement shall have been executed by one or more Initial Supporting Noteholders and delivered to the Debtors (the “Agreement Effective Date”).

1.2 Joinder. Each holder of Notes or investment adviser or manager of discretionary accounts that hold the Notes that is not an Initial Supporting Noteholder and which executes a Joinder Agreement substantially in the form attached hereto as Exhibit C shall be deemed, as of the date of such execution, for all purposes of this Agreement to be a Party to this Agreement as a Consenting Noteholder (as defined below), and this Agreement shall be deemed to have been amended as of such date to include such holder of Notes or investment adviser or manager of discretionary accounts that hold the Notes as a Consenting Noteholder; provided that, except as expressly amended as contemplated by this section, each provision of this Agreement shall remain in full force and effect, unamended.

Section 2. Term Sheet. The Term Sheet is expressly incorporated herein and is made part of this Agreement. The general terms and conditions of the Transactions are set forth in the Term Sheet; provided, however, that the Term Sheet is supplemented by the terms and conditions of this Agreement. In the event of any inconsistencies between the terms of this Agreement and the Term Sheet, this Agreement shall govern. Capitalized terms used but not defined herein have the meanings set forth in the Term Sheet.

2.1 Consent Rights

(a) Notwithstanding anything to the contrary contained in this Agreement, the following consent and consultation rights regarding certain aspects of the Transactions as set forth in this Section 2.1 shall apply:

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(i) The following shall be acceptable to (A) the Initial Supporting Noteholders, where each of the Initial Supporting Noteholders will have one vote and a majority of votes will govern (the “Majority Initial Supporting Noteholders”) and (B) all holders of 2014 Notes that have executed this Agreement (as distinct from a Joinder Agreement) as of the date hereof (collectively, the “Initial Supporting Unsecured Noteholders”): (1) the terms of the Warrant Agreement; and (2) any aspects of the Plan that may be materially inconsistent with the Term Sheet.

(ii) The following shall be acceptable to the Majority Initial Supporting Noteholders, in consultation with the Initial Supporting Unsecured Noteholders: (A) the Exit Facility, to the extent necessary; (B) the treatment of unexpired leases and executory contracts; (C) the securities exchange on which the New Common Stock and the New Warrants shall be listed; (D) the corporate governance documents of reorganized CPC and the reorganized Debtor subsidiaries; (E) the Transaction Documents; and (F) the Meetings Order, the SISP Approval Order, the Claims Process Order and the Sanction Order (each as defined herein).

(iii) The Debtors’ new labor contracts and/or collective bargaining agreements shall not be objected to by the Majority Initial Supporting Noteholders, in consultation with the Initial Supporting Unsecured Noteholders; provided, however, that the Debtors shall provide the Initial Supporting Noteholders with not less than three business days from the date on which all relevant materials pertaining to the new labor agreements are provided to counsel to the Initial Supporting Noteholders to determine whether to object to such new labor agreements. All relevant materials pertaining to the new labor agreements shall also be provided to counsel for the Initial Supporting Unsecured Noteholders.

Section 3. Commitments Regarding the Transactions.

3.1 Support of the Transactions and the Plan.

(a) As long as this Agreement has not been terminated in accordance with the terms hereof, each Initial Supporting Noteholder and each holder of 2014 Notes and/or 2016 Notes who executes a Joinder Agreement (such holders, together with the Initial Supporting Noteholders, the “Consenting Noteholders”) agrees, in compliance with the timeframes set forth in this Agreement, that it shall, subject to the terms and conditions contained herein:

(i) on a timely basis, negotiate in good faith all documentation relating to the Transactions, including all solicitation material in respect of the Plan (collectively, the “Solicitation Materials” and together with the Plan, court materials and all other documentation relating to the Transactions, the “Transaction Documents”), which Transaction Documents shall contain provisions consistent in all respects with the Term Sheet and this Agreement and shall contain such other provisions as are reasonably satisfactory to the Majority Initial Supporting Noteholders in consultation with the Initial Supporting Unsecured Noteholders, except as otherwise set forth herein;

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(ii) permit all necessary disclosures in the Solicitation Materials of the contents of this Agreement, including but not limited to the aggregate principal amount of outstanding 2016 Notes and 2014 Notes held by the Consenting Noteholders;

(iii) support the Plan and the transactions contemplated thereby, including without limitation (A) by indicating in court its support for the Transactions and the Plan; (B) by voting its claims (within the meaning of section 101 of the Bankruptcy Code and any comparable provisions of Canadian law, its “Claims”) against the Debtors with respect to the 2016 Notes and 2014 Notes held by the Consenting Noteholders to accept the Plan by delivering its duly executed and completed ballot accepting such Plan on a timely basis, and in any event within the period for responses specified in the Solicitation Materials, following the commencement of the solicitation and its actual receipt of the applicable Solicitation Materials; and (C) by not changing or withdrawing (or causing to be changed or withdrawn) such favorable vote;

(iv) as applicable and on the terms hereunder, support the SISP and the entry of the SISP Approval Order, and the transactions consummated thereunder by, among other things, indicating in court its support for the SISP, the SISP Approval Order and the sale by way of credit bid under the SISP; and

(v) not, directly or indirectly, in any material respect, (A) object to, delay, impede, or take any other action to interfere with confirmation or consummation of the Plan and/or the implementation of the SISP (including any credit bid up to the full amount of the obligations outstanding under the 2016 Indentures by or on behalf of the holders of the 2016 Notes), as applicable, and acceptance or implementation of the Transactions or (B) propose, file, support, solicit or vote for any restructuring, workout, plan of arrangement, or plan of reorganization for the Debtors, other than the Plan and the Transactions.

(b) Each Consenting Noteholder also agrees that unless this Agreement is terminated in accordance with the terms hereof, it will not, directly or indirectly, exercise any right or remedy for the enforcement, collection, acceleration or recovery of any of the 2016 Notes or 2014 Notes against the Debtors that is materially inconsistent with the Term Sheet and this Agreement or instruct the 2016 Trustee or the 2014 Trustee to take any such action with respect to the 2016 Notes or 2014 Notes, respectively, that is materially inconsistent with the Term Sheet and this Agreement; provided, however, that, except as otherwise set forth in this Agreement, the foregoing prohibition will not limit any Consenting Noteholders’ rights under any applicable indenture, credit agreement, other loan document, and/or applicable law to: (i) terminate or close out any swap agreement, repurchase agreement, or similar transaction with the Debtors to the extent the underlying agreement permits such termination or close-out, (ii) appear and participate as a party in interest in any matter to be adjudicated in any case under the Bankruptcy Code or CCAA, as applicable, concerning the Debtors, so long as such appearance and the positions advocated in connection therewith are not materially inconsistent with the Plan, this Agreement and such Consenting Noteholder’s obligations hereunder, or (iii) submit a credit bid as contemplated in Section 3.2(a)(ii)(C)(1) of this Agreement.

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3.2 Commitment of Debtors.

(a) As long as this Agreement has not been terminated in accordance with the terms hereof and as otherwise provided herein, each of the Debtors agrees, in compliance with the timeframes set forth in this Agreement, that it shall, subject to the terms and conditions contained herein:

(i) support and complete the Transactions embodied in the Term Sheet and this Agreement;

(ii) do all things necessary and appropriate in furtherance of the Transactions embodied in the Term Sheet and this Agreement, including, without limitation:

(A) in connection with the Debtors’ prior proceedings under the Canada Business Corporations Act (the “CBCA”), abandoning the Debtors’ application for an interim order under section 192 of the CBCA in the Canadian Court;

(B) in connection with the Debtors’ proceedings under the CCAA:

(1) on or before March 15, 2012, filing the Plan with the Canadian Court;

(2) setting a voting record date (the “Record Date”) of no later than March 16, 2012;

(3) obtaining an order (the “Meetings Order”) from the Canadian Court providing for the calling, holding and conduct of the Voting Meetings (as defined below) and the sending of Solicitation Materials in connection with the Plan by no later than March 20, 2012 (the “Meetings Order Date”);

(4) obtaining an order (the “Claims Process Order”) from the Canadian Court by no later than March 20, 2012 providing for a claims process and bar date, which bar date shall be selected by the Debtors, in consultation with the Monitor and the Majority Initial Supporting Noteholders, but shall in no event be later than April 19, 2012;

(5) holding meetings (the “Voting Meetings”) of the holders of the 2016 Notes and 2014 Notes, together with other general unsecured creditors, to vote on the Plan no later than April 23, 2012, the date of which Voting Meetings must be reasonably acceptable to Akin Gump, Fraser Milner Casgrain LLP (“FMC”) and Goodmans; and

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(6) obtaining an order of the Canadian Court sanctioning the Plan by no later than April 25, 2012 (the “Sanction Order”).

(C) in connection with the SISP:

(1) on the same date as the Debtors file the Plan and seek the Meetings Order from the Canadian Court, the Debtors shall simultaneously file an application (the “SISP Application”) with the Canadian Court for approval of the SISP which shall include, among other things, that a credit bid shall be permitted on behalf of all holders of the 2016 Notes of up to the full amount of the obligations outstanding under the 2016 Indentures, and that such credit bid shall be selected as the stalking horse bid in such sale process;

(2) obtaining an order of the Canadian Court approving the SISP (the “SISP Approval Order”) by no later than March 20, 2012, which order shall be in form and substance satisfactory to the Majority Initial Supporting Noteholders, in consultation with the Initial Supporting Unsecured Noteholders, and shall provide that the SISP is approved and shall be implemented without further order of the court but only within two business days following the failure to achieve the requisite statutory thresholds of support for approval of the Plan at the Voting Meetings (the “Plan Vote Failure”) and that failing the Debtors commencing such SISP within two business days of the Plan Vote Failure, the Monitor appointed in the CCAA proceedings shall be directed to implement the SISP within one business day of such failure;

(3) commencing the SISP in accordance with its terms within two business days of the Plan Vote Failure; and

(4) meeting all timelines set forth in the SISP.

(iii) take all steps necessary and desirable to cause the effective date of the Plan to occur within the time frames contemplated by this Agreement;

(iv) cooperate and work in good faith with Akin Gump, FMC and Goodmans in connection with the implementation of the Transactions and to prepare or cause the preparation of the Solicitation Materials, the Plan, the Meetings Order, the Claims Process Order, the SISP, the SISP Application, the SISP Approval Order, and all related materials and provide draft copies of such documents to Akin Gump, FMC and Goodmans, within a reasonable amount of time prior to the filing of such materials;

(v) provide regular, periodic updates to counsel for the Initial Supporting Noteholders, counsel to Initial Supporting Unsecured Noteholders, and any Initial Supporting Noteholder or Initial Supporting Unsecured Noteholder subject to a confidentiality agreement at the time of such update regarding the Debtors’ business operations and assets and relations between the Debtors and their labor unions, as well as notice of and complete details regarding, as soon as practicable, but in any event within twenty-four (24) hours following the occurrence of, any event, fact or occurrence which could reasonably be expected to have a significant effect on the Debtors’ business and assets and/or the implementation of the Transactions including, without limitation, significant changes in the Debtors’ financial condition including their cash position and trade terms required by the Debtors’ vendors and suppliers, any default or event of default under the Debtors’ DIP loan facility, efforts to seek approval of new labor agreements with the Debtors’ labor unions and any significant events in the Debtors’ CCAA proceedings;

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(vi) use commercially reasonable efforts (including recommending to holders of the 2016 Notes and holders of the 2014 Notes that they vote to approve the Plan) to achieve the timelines in Section 3.2(a)(ii)(B) or, as applicable, Section 3.2(a)(ii)(C) of this Agreement;

(vii) obtain any and all required regulatory and/or third-party approvals for the Transactions embodied in the Term Sheet and this Agreement;

(viii) pursue, support and use commercially reasonable efforts to complete the Transactions in good faith, and use commercially reasonable efforts to do all things that are reasonably necessary and appropriate in furtherance of, and to consummate and make effective, the Transactions, including, without limitation, using commercially reasonable efforts to satisfy the conditions precedent set forth in this Agreement;

(ix) upon the request of the Majority Initial Supporting Noteholders, in consultation with the Initial Supporting Unsecured Noteholders, seek the appointment of a Chief Restructuring Officer acceptable, including terms of engagement, to the Majority Initial Supporting Noteholders and the Debtors, in consultation with the Initial Supporting Unsecured Noteholders; and

(x) not take any action that is materially inconsistent with, or is intended or is likely to interfere with consummation of, the restructuring or sale process, as applicable, and the Transactions embodied in the Term Sheet and this Agreement.

(b) Regardless of whether the Transactions are consummated, the Debtors shall promptly pay any and all documented and reasonable accrued and unpaid out-of-pocket expenses incurred by the Initial Supporting Noteholders in connection with the negotiation, documentation, and consummation of this Agreement, the Term Sheet, the Solicitation Materials, and all other documents related to the Plan and the Transactions. In addition, the Debtors shall pay all reasonable and documented fees and expenses of (i) Akin Gump, FMC, Moelis & Company, Goodmans, Houlihan Lokey Capital, Inc. and Kramer Levin Naftalis & Frankel LLP, in each case in accordance with applicable engagement letters in existence on the date hereof, including, with respect to Houlihan Lokey Capital, Inc., the Deferred Fee set out in section 2(ii)(A) of the engagement letter with Houlihan Lokey Capital, Inc., and (ii) local counsel retained by each of the Steering Group and the Initial Supporting Unsecured Noteholders, in each case in accordance with applicable engagement letters entered into with CPC (provided that the Consenting Noteholders hereby acknowledge and agree that the Debtors shall not be liable for the fees and expenses of more than one local counsel in any single jurisdiction for each of (x) the steering group of holders of 2016 Notes (the “Steering Group”) and (y) the Initial Supporting Unsecured Noteholders, collectively.

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(c) The Debtors shall not institute or agree to any material increase in their pension obligations.

3.3 Transfer of Interests and Securities. Except as expressly provided herein, this Agreement shall not in any way restrict the right or ability of any Consenting Noteholder (a “Transferor”) to sell, use, assign, transfer or otherwise dispose of (“Transfer”) any of its 2016 Notes or 2014 Notes; provided, however, that for the period commencing as of the Agreement Effective Date or, in the case of a Joinder Agreement, the date of the Joinder Agreement until termination of this Agreement pursuant to the terms hereof, no Consenting Noteholder shall Transfer any 2016 Notes or 2014 Notes, and any purported Transfer of 2016 Notes or 2014 Notes shall be void and without effect, unless the transferee (a “Transferee”) is (a) a Consenting Noteholder or (b) prior to the Transfer, such Transferee delivers to the Debtors, Akin Gump and Goodmans, at or prior to the time of the proposed Transfer, an executed copy of the Joinder Agreement in the form attached hereto as Exhibit C pursuant to which such Transferee shall become a Party to, and bound by the terms and conditions of, this Agreement as a Consenting Noteholder in accordance with Section 1.2 of this Agreement in respect of the 2016 Notes and 2014 Notes being transferred. This Agreement shall in no way be construed to preclude the Consenting Noteholders from acquiring additional 2016 Notes or 2014 Notes; provided, however, that (a) any Consenting Noteholder that acquires additional 2016 Notes or 2014 Notes after executing this Agreement shall notify the Debtors, Akin Gump and Goodmans of such acquisition within two business days after the closing of such trade and shall disclose to the Debtors in writing the principal amount of any such 2016 Notes and 2014 Notes so acquired, and (b) additional 2016 Notes and 2014 Notes shall automatically and immediately upon acquisition by a Consenting Noteholder be deemed subject to all of the terms of this Agreement whether or not notice is given to the Debtors, Akin Gump or Goodmans of such acquisition.

3.4 Representations of Consenting Noteholders. Each of the Consenting Noteholders severally and not jointly represents and warrants that as of the date such Consenting Noteholder executes and delivers this Agreement:

(a) as of the Agreement Effective Date (or in the case of a Joinder Agreement, as of the date of such Joinder Agreement), (i) it is the sole beneficial owner of the outstanding principal amount of the 2016 Notes and 2014 Notes, or is the nominee, investment manager, or advisor for beneficial holders of the 2016 Notes and 2014 Notes and has the power and authority to bind the beneficial holders of such 2016 Notes and 2014 Notes to the terms of this Agreement, as reflected in such Consenting Noteholder’s signature block to this Agreement or the Joinder Agreement, as the case may be, which amount the Debtors and each Consenting Noteholder understands and acknowledges is proprietary and confidential to such Consenting Noteholder, and (ii) the principal amount of 2016 Notes and 2014 Notes reflected in such Consenting Noteholder’s signature block to this Agreement or the Joinder Agreement, as the case may be, constitutes all of the 2016 Notes and 2014 Notes that are legally or beneficially owned by such Consenting Noteholder or over which such Consenting Noteholder has the power to vote or dispose;

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(b) other than pursuant to this Agreement and applicable law, such 2016 Notes and 2014 Notes are free and clear of any pledge, lien, security interest, charge, claim, equity, option, proxy, voting restriction, right of first refusal or other limitation on disposition, or encumbrances of any kind, that would adversely affect in any way such Consenting Noteholder’s performance of its obligations contained in this Agreement at the time such obligations are required to be performed;

(c) it is either (A) a qualified institutional buyer as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), or (B) an institutional accredited investor (as defined in Rule 501(a)(l), (2), (3), or (7) under the Securities Act), and, if such Consenting Noteholder is resident in Canada, it is an “accredited investor” as defined in National Instrument 45-106 of the Canadian Securities Authorities;

(d) any securities acquired in the Transactions will have been acquired for investment and not with a view to distribution or resale; and

(e) it is not aware of any fact, obligation or event, including any fiduciary or similar duty to any other person, that would prevent it from taking any action required of it under this Agreement.

3.5 Representations of the Debtors.  Each of the Debtors severally and not jointly represents and warrants as of the date such Debtor executes and delivers this Agreement and as of the date of implementation of the Plan to the matters set out in Exhibit D hereto.

Section 4. Court Materials. The Debtors shall provide draft copies of all applications, pleadings and materials the Debtors intend to file with the United States Bankruptcy Court for the District of Delaware (the “US Court”) and/or the Canadian Court to Akin Gump, FMC and Goodmans at least three days (or, in the case of a bona fide emergency not created by the Debtors, as soon as reasonably practicable but in any event not less than 24 hours) prior to the date when the Debtors intend to file such document, unless waived by each of Akin Gump/FMC and Goodmans, and shall consult in good faith with such counsel regarding the form and substance of any such proposed filing with the US Court and/or the Canadian Court; provided, however, that, except as otherwise provided herein, any such proposed filings shall be in form and substance reasonably acceptable to Akin Gump/FMC and Goodmans. In addition, except as otherwise provided herein, all dates for the hearing of motions or applications before the Canadian Court or the US Court must be reasonably acceptable to Akin Gump, FMC and Goodmans.

Section 5. Mutual Representations, Warranties, and Covenants. Each of the Parties, severally and not jointly, represents, warrants, and covenants to each other Party, as of the date of this Agreement, as follows (each of which is a continuing representation, warranty, and covenant):

5.1 Enforceability. It is validly existing and in good standing under the laws of the jurisdiction of its organization, and this Agreement has been duly executed and delivered by such Party and is a legal, valid, and binding obligation of such Party, enforceable against it in accordance with its terms, except as enforcement may be limited by applicable laws relating to or limiting creditor’s rights generally or by equitable principles relating to enforceability.

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5.2 No Consent or Approval. Except as expressly provided in this Agreement, the Bankruptcy Code, the CCAA, the Investment Canada Act, the Competition Act (Canada), the rules of the Toronto Stock Exchange, or the Hart-Scott-Rodino Antitrust Improvements Act of 1976, each as applicable, no consent or approval is required by any other person or entity in order for it to carry out the Transactions contemplated by, and perform their respective obligations under, this Agreement.

5.3 Power and Authority. It has all requisite power and authority to enter into this Agreement and to carry out the Transactions contemplated by, and perform its respective obligations under, this Agreement, provided that, with respect to the Debtors, all requisite approvals of the Canadian Court and the US Court have been obtained.

5.4 Authorization. The execution and delivery of this Agreement and the performance of its obligations hereunder have been duly authorized by all necessary action on its part.

Section 6. Termination Events.

6.1 Consenting Noteholder Termination Events. This Agreement shall automatically terminate and, except as otherwise provided herein, all obligations of the Parties shall immediately terminate and be of no further force and effect upon the occurrence and continuation of any of the following events:

(a) in connection with a CCAA proceeding with respect to the Plan:

(i) failure of the Debtors to file the Plan by March 15, 2012;

(ii) failure of the Debtors to set the Record Date as a date on or before March 16, 2012;

(iii) failure of the Debtors to obtain the Meetings Order and the Claims Process Order by March 20, 2012;

(iv) failure of the Debtors to hold the Voting Meetings by April 23, 2012;

(v) failure of the Debtors to obtain the Sanction Order by April 25, 2012 (the “Sanction Order Date”); and

(vi) failure of the Plan to become effective within 21 days of the Sanction Order Date (the “Outside Date”);

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(b) in connection with a CCAA proceeding with respect to the SISP:

(i) failure of the Debtors to file the SISP Application for approval of the SISP on or before March 15, 2012;

(ii) failure of the Debtors to obtain the SISP Approval Order by March 20, 2012;

(iii) failure of the Debtors to implement the SISP in accordance with its terms within two business days of a Plan Vote Failure or, as may be necessary, the Monitor to implement the SISP within one business day of the Debtors’ failure to implement the SISP; and

(iv) failure to meet the deadlines set forth in the SISP.

(c) in connection with the US Cases, entry of any order which stays, reverses or otherwise modifies the Order Granting Final Relief for Recognition of a Foreign Main Proceeding Pursuant to 11 U.S.C. §§ 105(a), 1517, 1519, 1520, and 1521 (the “Recognition Order”) or any other order made by the US Bankruptcy Court that, in each case, adversely affects the Consenting Noteholders’ rights, remedies, interests, charges, priorities, benefits or protections under the Recognition Order or any other Order made in the US Cases;

(d) upon failure of the Pulp, Paper and Woodworkers Union of Canada and the Communications, Energy and Paperworkers Union of Canada (the “Unions”) to ratify new labor agreements in respect of the Debtors’ various mills in British Columbia, Canada by the Outside Date; provided, however, that if the termination right contemplated by this Section 6.1(c) is exercisable but the Majority Initial Supporting Noteholders elect not to exercise such right and the SISP is implemented, any purchase or similar agreement proposed in connection with a credit bid on behalf of the holders of 2016 Notes may include ratification of new labor agreements by the Unions as a condition to closing;

(e) the breach in any material respect by the Debtors of any of the obligations, representations, warranties, or covenants of the Debtors set forth in this Agreement; provided, however, that the Majority Initial Supporting Noteholders shall transmit a notice to the Debtors, Akin Gump and Goodmans, as applicable, detailing any such breach, and the Debtors shall have five business days after receiving such notice to cure any breach;

(f) the issuance by any governmental authority, including any regulatory authority or court of competent jurisdiction, of any ruling or order enjoining the consummation of a material portion of the Transactions; provided, however, that the Debtors shall have five business days after receiving such notice to cure any breach;

(g) if the CCAA proceedings of the Debtors are dismissed, terminated, stayed, modified, or converted to a proceeding under the Bankruptcy and Insolvency Act (Canada) or Winding-Up and Restructuring Act (Canada), in each case unless such conversion, dismissal, termination, stay, or modification, as applicable, is made with the prior written consent of the Majority Initial Supporting Noteholders;

(h) the appointment of a trustee, receiver, or examiner with expanded powers in one or more of the US Cases or a receiver, interim receiver, receiver and manager, trustee in bankruptcy, liquidator, or administrator is appointed in the CCAA proceedings or any other proceedings against the Debtors unless such appointment is made with the prior written consent of the Majority Initial Supporting Noteholders;

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(i) the amendment, modification, or filing of a pleading by the Debtors seeking to amend, modify or withdraw the Plan, Solicitation Materials, the SISP, or any documents related to the foregoing, including motions, notices, exhibits, appendices, and orders, in a manner not reasonably acceptable to the Majority Initial Supporting Noteholders and the Initial Supporting Unsecured Noteholders;

(j) the Debtors file any motion or pleading with the US Court or the Canadian Court that is not consistent in any material respect with this Agreement or the Term Sheet and such motion or pleading has not been withdrawn prior to the earlier of (i) three business days of the Debtors receiving written notice in accordance with Section 8.10(a) hereof from the Majority Initial Supporting Noteholders that such motion or pleading is inconsistent with this Agreement or the Term Sheet and (ii) entry of an order of the US Court or the Canadian Court, as applicable, approving such motion; or

(k) the entry of any order by the US Court or the Canadian Court that is inconsistent in any material respect with this Agreement or the Term Sheet.

Notwithstanding any provision in this Agreement to the contrary, upon the written consent of the Majority Initial Supporting Noteholders, in consultation with the Initial Supporting Unsecured Noteholders, (i) the dates set forth in this Section 6.1 may be extended and such later dates agreed to in lieu thereof shall be of the same force and effect as the dates provided herein; provided, however, that the Outside Date may not be extended in excess of 60 days, without the written consent of each Party, and (ii) any of the other termination events identified in this Section 6.1 may be waived.

6.2 Debtors Termination Events. The Debtors may terminate this Agreement as to all Parties upon the occurrence of any of the following events (each, a “Debtors Termination Event”):

(a) the breach in any material respect by any of the Consenting Noteholders of any of the material representations, warranties, or covenants of such Consenting Noteholders set forth in this Agreement; provided, however, that the Debtors shall transmit a notice to the Consenting Noteholders detailing any such breach, and the Consenting Noteholders shall have five business days after receiving such notice to cure any breach;

(b) the issuance by any governmental authority, including any regulatory authority or court of competent jurisdiction, of any ruling or order enjoining the consummation of a material portion of the Transactions; or

(c) in order to allow the Debtors to enter into an agreement with respect to a transaction other than the Transactions (an “Other Transaction”), provided that such termination right may not be exercised unless:

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(i) CPC’s board of directors has determined in good faith and based on the advice of outside legal counsel that continued performance under this Agreement would be inconsistent with the exercise of applicable fiduciary duties imposed on CPC’s board of directors by law; and

(ii) the Other Transaction provides for the repayment in full in cash of the principal amount of the 2016 Notes, all accrued and unpaid interest thereon and all other obligations owing with respect to the 2016 Notes.

6.3 Mutual Termination. This Agreement and the obligations of all Parties hereunder may be terminated by mutual agreement among (a) the Debtors and (b) the Majority Initial Supporting Noteholders, in consultation with the Initial Supporting Unsecured Noteholders.

6.4 Effect of Termination. Upon termination of this Agreement under Section 6.1, 6.2, or 6.3 hereof, except as otherwise provided herein, this Agreement shall be of no further force and effect, except for Section 3.2(b) and the provisions in Section 8 other than Section 8.1, 8.11, and 8.13, each of which shall survive termination of this Agreement, and each Party shall be released from its commitments, undertakings, and agreements under or related to this Agreement and shall have the rights and remedies that it would have had it not entered into this Agreement, and shall be entitled to take all actions, whether with respect to the Transactions or otherwise, that it would have been entitled to take had it not entered into this Agreement. Upon the occurrence of any termination of this Agreement, any and all consents tendered by the Consenting Noteholders prior to such termination shall be deemed, for all purposes, to be null and void from the first instance and shall not be considered or otherwise used in any manner by the Parties in connection with the Transactions and this Agreement or otherwise.

6.5 Termination Upon Effective Date of Plan. This Agreement shall terminate automatically without any further required action or notice on the date that the Plan becomes effective (immediately following the effectiveness of the Plan).

Section 7. Amendments.

This Agreement, including the Term Sheet, may not be modified, amended, or supplemented (except as expressly provided herein or therein) except in writing signed by the Debtors and the Majority Initial Supporting Noteholders. Notwithstanding the foregoing and so long as the Transactions are consummated pursuant to the Plan, without the consent of the Initial Supporting Unsecured Noteholders, the following cannot be modified, amended or supplemented: (i) the percentage equity ownership or Warrants described in the Term Sheet to be allocated to the holders of 2014 Notes in the CCAA proceeding; (ii) the composition and/or selection of members of the initial board of directors of reorganized CPC as described in the Term Sheet; (iii) Section 3.2(b) of this Agreement; (iv) the Debtors’ release of any and all claims or causes or action, known or unknown, relating to any pre-Commencement Date acts or omissions committed by the Initial Supporting Unsecured Noteholders and their legal and financial advisors, as described in the Term Sheet, and (v) any provisions in this Agreement or the Term Sheet requiring the consent of, or consultation with, the Initial Supporting Unsecured Noteholders.

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Notwithstanding anything to the contrary herein, if this Agreement is amended, modified or supplemented or any matter herein is approved, consented to or waived: (i) in a manner that materially adversely affects the percentage equity ownership described in the Term Sheet to be provided to holders of 2016 Notes in the CCAA proceeding; or (ii) in a manner that materially adversely affects the percentage equity ownership or Warrants described in the Term Sheet to be allocated to the holders of 2014 Notes in the CCAA proceeding, then any Consenting Noteholder that objects to any such amendment, modification, supplement, approval, consent or waiver may terminate its obligations under this Agreement upon five business days’ written notice to the other Parties hereto and shall thereupon no longer be a Consenting Noteholder.

Section 8. Miscellaneous.

8.1 Further Assurances. Subject to the other terms of this Agreement, the Parties agree to execute and deliver such other instruments and perform such acts, in addition to the matters herein specified, as may be reasonably appropriate or necessary, from time to time, to effectuate the Transactions, as applicable.

8.2 Complete Agreement. Except as expressly provided herein, this Agreement and all Exhibits hereto is the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, oral or written, between the Parties with respect thereto. No claim of waiver, modification, consent, or acquiescence with respect to any provision of this Agreement shall be made against any Party, except on the basis of a written instrument executed by or on behalf of such Party.

8.3 Parties. This Agreement shall be binding upon, and inure to the benefit of, the Parties. No rights or obligations of any Party under this Agreement may be assigned or transferred to any other person or entity except as provided in Section 3.3 hereof. Nothing in this Agreement, express or implied, shall give to any person or entity, other than the Parties, any benefit or any legal or equitable right, remedy, or claim under this Agreement.

8.4 Headings. The headings of all sections of this Agreement are inserted solely for the convenience of reference and are not a part of and are not intended to govern, limit, or aid in the construction or interpretation of any term or provision hereof.

8.5 GOVERNING LAW; SUBMISSION TO JURISDICTION; SELECTION OF FORUM; WAIVER OF TRIAL BY JURY. THIS AGREEMENT IS TO BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED IN SUCH STATE, WITHOUT GIVING EFFECT TO THE CONFLICT OF LAWS PRINCIPLES THEREOF. Each Party agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement in the US Court. Each Party irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

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8.6 Execution of Agreement.

(a) This Agreement may be executed and delivered (by facsimile, electronic mail, or otherwise) in any number of counterparts, each of which, when executed and delivered, shall be deemed an original, and all of which together shall constitute the same agreement.

(b) Any Person signing this Agreement in a representative capacity (i) represents and warrants that it is authorized to sign this Agreement on behalf of the Party it represents and that its signature upon this Agreement will bind the represented Party to the terms hereof, (ii) acknowledges that the other Parties hereto have relied upon such representation and warranty, (iii) is making the representations and warranties in Sections 3.4(b), 5.1, 5.2, 5.3 and 5.4 hereof to the best of its knowledge after due inquiry, and (iv) is providing the covenants in Sections 3.1(a)(iii), 3.1(a)(iv), 3.1(a)(v), 3.1(b) and 3.3 hereof to the extent and only to the extent that (x) it remains the investment manager for the Party it represents or (y) the Party it represents has not loaned its securities to another person or instructed the investment manager to liquidate its funds and accounts, provided that the Consenting Noteholder will not precipitate such action and if (x) or (y) shall occur, the Consenting Noteholder shall promptly notify CPC.

8.7 Interpretation. This Agreement is the product of negotiations between the Debtors and the Consenting Noteholders, and in the enforcement or interpretation hereof, is to be interpreted in a neutral manner, and any presumption with regard to interpretation for or against any Party by reason of that Party having drafted or caused to be drafted this Agreement, or any portion hereof, shall not be effective in regard to the interpretation hereof.

8.8 Successors and Assigns. This Agreement is intended to bind and inure to the benefit of the Parties and their respective successors, assigns, heirs, executors, administrators, and representatives, other than a trustee or similar representative appointed in a bankruptcy case.

8.9 Relationship Among Parties.

(a) It is understood and agreed that no Consenting Noteholder has any fiduciary duty or other duty of trust or confidence in any form with any other Consenting Noteholder, and, except as provided in this Agreement, there are no commitments among or between them. In this regard, it is understood and agreed that any Consenting Noteholder may trade in the Notes or other debt or equity securities of the Debtors without the consent of the Debtors or any other Consenting Noteholder, subject to applicable securities laws and the terms of this Agreement; provided, however, that no Consenting Noteholder shall have any responsibility for any such trading by any other entity by virtue of this Agreement. No prior history, pattern, or practice of sharing confidences among or between the Consenting Noteholders shall in any way affect or negate this understanding and agreement.

(b) Except as otherwise provided herein, this Agreement applies only to each Consenting Noteholder’s Claims and to each Consenting Noteholder solely with respect to its legal and/or beneficial ownership of, or its investment and voting discretion over its Claims (and not, for greater certainty, to any other types or classes of securities, loans or obligations that may be held, acquired or sold by such Consenting Noteholder or any client of such Consenting Noteholder whose funds or accounts are managed by such Consenting Noteholder or managed by a different investment advisor) and, without limiting the generality of the foregoing, shall not apply to:

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(i) any securities, loans or other obligations (including Notes) that may be held, acquired or sold by, or any activities, services or businesses conducted or provided by, any group or business unit within or affiliate of a Consenting Noteholder (A) that has not been involved in and is not acting at the direction of or with knowledge of the Debtors’ affairs provided by any person involved in the Transactions discussions or (B) is on the other side of an information firewall with respect to the officers, partners and employees of such Consenting Noteholder who have been working on the Transactions and is not acting at the direction of or with knowledge of the Debtors’ affairs provided by any officers, partners and employees of such Consenting Noteholder who have been working on the Transactions; and

(ii) any securities, loans or other obligations that may be beneficially owned by clients of a Consenting Noteholder, including accounts or funds managed by the Consenting Noteholder, that are not Notes, or Claims.

(c) Subject to Section 8.9(b), nothing in this Agreement is intended to preclude any of the Consenting Noteholders from engaging in any securities transactions, subject to the agreements set forth in Section 3.3 hereof with respect to Consenting Noteholders’ Notes and Claims.

8.10 Notices. All notices hereunder shall be deemed given if in writing and delivered, if sent by telecopy, electronic mail, courier, or registered or certified mail (return receipt requested) to the following addresses and telecopier numbers (or at such other addresses or telecopier numbers as shall be specified by like notice):

(a) If to the Debtors, to:

Catalyst Paper Corporation
2nd Floor, 3600 Lysander Lane
Richmond, BC V7B IC3
Attention: David Adderley, General Counsel
E-mail address: david.adderley@catalystpaper.com

with copies (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
222 Bay Street, Suite 1750
P.O. Box 258
Toronto, Ontario
Canada M5K IJ5
Attention: Christopher W. Morgan, Esq.
E-mail address: Christopher.morgan@skadden.com

and

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Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Suite 3400
Los Angeles, CA 90071
Attention: Van C. Durrer II, Esq.
E-mail address: van.durrer@skadden.com

(b) if to a Consenting Noteholder or a transferee thereof, to the addresses or telecopier numbers set forth below following the Consenting Noteholder’s signature (or as directed by any transferee thereof), as the case may be with copies (which shall not constitute notice) to:

Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
Attention: Michael S. Stamer, Esq. and Stephen B. Kuhn, Esq.
E-mail addresses: mstamer@akingump.com and skuhn@akingump.com

and

Fraser Milner Casgrain LLP
Royal Trust Tower
77 King Street West
Toronto, ON M5K 0A1
Attention: Ryan C. Jacobs, Esq. and R. Shayne Kukulowicz, Esq.
E-mail address: ryan.jacobs@fmc-law.com and shayne.kukulowicz@fmc-law.com

and

Goodmans LLP
Bay Adelaide Centre

333 Bay Street, Suite 3400

Toronto, ON M5H 2S7
Attention: Robert Chadwick and Melaney Wagner
E-mail address: rchadwick@goodmans.ca and mwagner@goodmans.ca

Any notice given by delivery, mail, or courier shall be effective when received. Any notice given by telecopier shall be effective upon oral or machine confirmation of transmission.

8.11 Access. The Debtors will afford the Consenting Noteholders and their respective attorneys, consultants, accountants, and other authorized representatives reasonable access, upon reasonable notice during normal business hours, to all properties, books, contracts, commitments, records, management personnel, lenders, and advisors of the Debtors; provided, however, that the Debtors’ obligation hereunder shall be conditioned upon such Consenting Noteholder being party to an executed confidentiality agreement approved by and with the Debtors. The Debtors acknowledge and agree that certain Consenting Noteholders have complied with the requirements of this Section 8.11 by virtue of their existing confidentiality arrangements with the Debtors.

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8.12 Waiver. Except as expressly provided in this Agreement, nothing herein is intended to, or does, in any manner waive, limit, impair, or restrict any right of any Consenting Noteholder or the ability of each of the Consenting Noteholders to protect and preserve its rights, remedies, and interests, including, without limitation, its claims against the Debtors. If the Transactions are not consummated, or if this Agreement is terminated for any reason (other than Section 6.5 hereof), the Parties fully reserve any and all of their rights. Pursuant to Federal Rule of Evidence 408 and any other applicable rules of evidence, this Agreement and all negotiations relating hereto shall not be admissible into evidence in any proceeding other than a proceeding to enforce its terms.

8.13 Specific Performance. It is understood and agreed by the Parties that money damages would be an insufficient remedy for any breach of this Agreement by any Party and each non-breaching Party shall be entitled to specific performance and injunctive or other equitable relief as a remedy of any such breach, including, without limitation, an order of the US Court, Canadian Court, or other court of competent jurisdiction requiring any Party to comply promptly with any of its obligations hereunder.

8.14 Several, Not Joint, Obligations. The agreements, representations, and obligations of the Parties under this Agreement are, in all respects, several and not joint.

8.15 Remedies Cumulative. All rights, powers, and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any right, power, or remedy thereof by any Party shall not preclude the simultaneous or later exercise of any other such right, power, or remedy by such Party.

8.16 No Third-Party Beneficiaries. Unless expressly stated herein, this Agreement shall be solely for the benefit of the Parties, and no other person or entity shall be a third-party beneficiary hereof.

8.17 Time. Time is of the essence in the performance of the Parties’ respective obligations. Any date, time or period referred to in this Agreement shall be of the essence, except to the extent to which the Parties agree in writing to vary any date, time or period, in which event the varied date, time or period shall be of the essence.

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Section 9. Disclosure. The Debtors shall publicly disclose (a) the existence of this Agreement and the material terms of the Term Sheet within two business days following the date of this Agreement and (b) any material amendment to this Agreement and the Term Sheet in a press release or filing with the Canadian Court following the effective date of such amendment, each in form and substance acceptable to the Majority Initial Supporting Noteholders, in consultation with the Initial Supporting Unsecured Noteholders; provided, however, that if the Debtors reasonably believe that specific disclosures are required to be included in such public disclosure by law, the Majority Initial Supporting Noteholders, in consultation with the Initial Supporting Unsecured Noteholders, shall not unreasonably object to the inclusion of such disclosures. The Debtors will submit to Akin Gump, FMC and Goodmans all press releases and public filings relating to this Agreement, the Term Sheet, or the transactions contemplated hereby and thereby and any amendments thereof and all such press releases and public filings shall be in form and substance reasonably acceptable to such counsel. To the extent that the Debtors fail to make such initial disclosure within two business days following the date of this Agreement or the effective date of any amendment hereto, each of the Consenting Noteholders shall each have the right, but not the obligation, to disclose such terms publicly. The Debtors shall not (i) use the name of any Consenting Noteholder in any press release without such Consenting Noteholder’s prior written consent or (ii) except as may be required pursuant to a court order, disclose to any person other than legal and financial advisors to the Debtors the principal amount or percentage of any Notes or any other securities of the Debtors or any of their respective subsidiaries held by any Consenting Noteholder; provided, however, that the Debtors shall be permitted to disclose at any time the aggregate principal amount of and aggregate percentage of Notes held by Consenting Noteholders or by persons who have otherwise agreed to participate in the Transactions as a group. The Debtors acknowledge that enforcement of the disclosure rights granted in this Section 9 by the Consenting Noteholders do not violate the automatic stay provisions of the Bankruptcy Code or similar provision in connection with any proceeding commenced in Canada.

IN WITNESS WHEREOF, the Parties have executed this Agreement on the day and year first above written.

[signature pages follow]

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CATALYST PAPER CORPORATION

By:	“M. Dallas H. Ross”
Name: M. Dallas H. Ross Title: Director

0606890 B.C. LTD.

By:	“David L. Adderley”
Name: David L. Adderley Title: Corporate Secretary and Legal Counsel

CATALYST PAPER GENERAL PARTNERSHIP by its Managing Partner, CATALYST PAPER CORPORATION

By:	“David L. Adderley”
Name: David L. Adderley Title: Vice President and General Counsel

CATALYST PAPER ENERGY HOLDINGS INC.

By:	“David L. Adderley”
Name: David L. Adderley Title: Corporate Secretary and Legal Counsel

CATALYST PULP AND PAPER SALES INC.

By:	“David L. Adderley”
Name: David L. Adderley Title: Corporate Secretary and Legal Counsel

Signature Page to the Restructuring and Support Agreement

CATALYST PULP OPERATIONS LIMITED

By:	“David L. Adderley”
Name: David L. Adderley Title: Corporate Secretary and Legal Counsel

CATALYST PULP SALES INC.

By:	“David L. Adderley”
Name: David L. Adderley Title: Corporate Secretary and Legal Counsel

ELK FALLS PULP AND PAPER LIMITED

By:	“David L. Adderley”
Name: David L. Adderley Title: Vice President and General Counsel

PACIFICA POPLARS LTD.

By:	“David L. Adderley”
Name: David L. Adderley Title: Corporate Secretary and Legal Counsel

CATALYST PAPER HOLDINGS INC.

By:	“David L. Adderley”
Name: David L. Adderley Title: Corporate Secretary and Legal Counsel

Signature Page to the Restructuring and Support Agreement

CATALYST PAPER RECYCLING INC.

By:	“David L. Adderley”
Name: David L. Adderley Title: Corporate Secretary and Legal Counsel

CATALYST PAPER (SNOWFLAKE) INC.

By:	“David L. Adderley”
Name: David L. Adderley Title: Corporate Secretary and Legal Counsel

CATALYST PAPER (USA) INC.

By:	“David L. Adderley”
Name: David L. Adderley Title: Vice President and General Counsel

PACIFICA PAPERS SALES INC.

By:	“David L. Adderley”
Name: David L. Adderley Title: Corporate Secretary and Legal Counsel

PACIFICA PAPERS US INC.

By:	“David L. Adderley”
Name: David L. Adderley Title: Corporate Secretary and Legal Counsel

Signature Page to the Restructuring and Support Agreement

PACIFICAPOPLARS INC.

By:	“David L. Adderley”
Name: David L. Adderley Title: Corporate Secretary and Legal Counsel

THE APACHE RAILWAY COMPANY

By:	“David L. Adderley”
Name: David L. Adderley Title: Corporate Secretary and Legal Counsel

Signature Page to the Restructuring and Support Agreement

[Initial Supporting Noteholder Signature Pages Redacted]

Signature Page to the Restructuring and Support Agreement

EXHIBIT A

Sale and investor solicitation PROCEdures

Catalyst Paper Corporation et al.
Procedures for the Sale and Investor Solicitation Process

On January 31, 2012, Catalyst Paper Corporation (“CPC”), together with certain of its subsidiaries and affiliates as listed in Schedule “A” hereto (collectively, the “Petitioners”), obtained an initial order (as amended and restated by order dated February 3, 2012 and as it has been and may be further amended, restated or supplemented from time to time, collectively, the “Initial Order”) under the Companies' Creditors Arrangement Act, R.S.C. 1985, c. C-36 (as amended, the “CCAA”) from the Supreme Court of British Columbia, Vancouver Registry (the “Canadian Court”). The Initial Order also applies to Catalyst Paper General Partnership (which, together with the Petitioners, make up the “Catalyst Entities”). On February 1, 2012, CPC, as the foreign representative of the Catalyst Entities, commenced a recognition proceeding pursuant to Chapter 15 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the “U.S. Bankruptcy Court”, and together with the Canadian Court, the “Courts”). On March 5, 2012, the U.S. Bankruptcy Court recognized the Canadian proceeding as a foreign main proceeding pursuant to Chapter 15 of the Bankruptcy Code.

On March ●, 2012, the Canadian Court entered an order (the “SISP Approval Order”) approving an agreement of purchase and sale (the “Stalking Horse Purchase Agreement”) between the Catalyst Entities and an entity established by the Required Noteholders (the “Stalking Horse Bidder”), to submit a bid to acquire substantially all of the assets of the Catalyst Entities on behalf of the Holders of the Senior Secured Notes (the “Stalking Horse Bid”), a sale and investor solicitation process (the “SISP”) and the SISP procedures set forth herein (these “SISP Procedures”).

The SISP Approval Order, the SISP and these SISP Procedures shall exclusively govern the process for soliciting and selecting bids for the sale of all, substantially all, or one or more Parcels of the Catalyst Property and Catalyst Business or for the restructuring, recapitalization or refinancing of the Catalyst Entities and the Catalyst Business.

All dollar amounts expressed herein, unless otherwise noted, are in United States currency. Unless otherwise indicated herein any event that occurs on a day that is not a Business Day shall be deemed to occur on the next Business Day.

Defined Terms

All capitalized terms used but not otherwise defined herein shall have the meanings given to them in the SISP Approval Order. In addition, in these SISP Procedures:

“Auction” has the meaning ascribed thereto in section (35);

“Auction Bidders” has the meaning ascribed thereto in section (35)(a);

“Backup Bid” has the meaning ascribed thereto in section (39);

“Backup Bid Expiration Date” has the meaning ascribed thereto in section (41);

“Backup Bidder” has the meaning ascribed thereto in section (39);

“Business Day” means any day other than (i) a Saturday or Sunday or (ii) a day which is a statutory holiday in either Vancouver, British Columbia or New York City, New York;

“Canadian Approval Hearing” has the meaning ascribed thereto in section (43);

“Canadian Catalyst Assets” means the property, assets and undertaking of CPC, Catalyst Pulp Operations Limited, Catalyst Pulp Sales Inc., Pacifica Poplars Ltd., Catalyst Pulp and Paper Sales Inc., Elk Falls Pulp and Paper Limited, Catalyst Paper Energy Holdings Inc. and 0606890 B.C. Ltd.;

“Canadian Court” has the meaning ascribed thereto in the recitals above;

“Catalyst Business” means the business carried on by the Catalyst Entities and non-debtor subsidiaries of CPC;

“Catalyst Entities” has the meaning ascribed thereto in the recitals above;

“Catalyst Property” means the property, assets and undertaking of the Catalyst Entities or any part thereof;

“CCAA” has the meaning ascribed thereto in the recitals above;

“CCAA Plan” has the meaning ascribed thereto in section (4);

“Claims and Interests” has the meaning ascribed thereto in section (6);

“Collateral Trustee” means Computershare Trust Company of Canada, as collateral trustee, under the Senior Secured Note Indentures and any successor trustee thereunder;

“Confidentiality Agreement” has the meaning ascribed thereto in section (9);

“Courts” has the meaning ascribed thereto in the recitals above;

“CPC” has the meaning ascribed thereto in the recitals above;

“Definitive Investment Agreement” has the meaning ascribed thereto in section (27)(a);

“Deposit” has the meaning ascribed thereto in section (26)(k);

“DIP Claims Amount” means the aggregate amount due or accruing due (whether for principal, interest (including default interest), indemnification payments, premiums, charges, fees, costs (including the fees and expenses of legal counsel and other advisors) or otherwise whether ascertained or contingent) to the DIP Lenders pursuant to the DIP Credit Agreement;

“DIP Credit Agreement” means the debtor-in-possession credit and security agreement among JPMorgan Chase Bank, N.A., the guarantors thereunder, and the DIP Lenders dated as of January 31, 2011, as amended, restated or supplemented from time to time;

“DIP Lenders” means JPMorgan Chase Bank, N.A., in its capacity as administrative agent, and in its capacity as lender, and such other lenders as may be party to the DIP Credit Agreement from time to time;

“Financial Advisor” means Perella Weinberg Partners, solely in its capacity as financial advisor to the Catalyst Entities;

“Holders” means the Holders (as that term is defined in the Senior Secured Note Indentures) from time to time under the Senior Secured Notes;

“Initial Order” has the meaning ascribed thereto in the recitals above;

“Initial Supporting Noteholders” has the meaning ascribed thereto in the Restructuring Support Agreement;

“Investment Proposal” has the meaning ascribed thereto in section (20)(a);

“Known Potential Bidders” has the meaning ascribed thereto in section (7);

“Leading Bid” has the meaning ascribed thereto in section (35)(i);

“Majority Initial Supporting Noteholders” has the meaning ascribed thereto in the Restructuring Support Agreement;

“Minimum Incremental Overbid” has the meaning ascribed thereto in section (35)(i);

“Monitor” means PricewaterhouseCoopers Inc., in its capacity as Monitor of the Catalyst Entities pursuant to the Initial Order;

“Non-Binding Indication of Interest” has the meaning ascribed thereto in section (18);

“Notice Parties” has the meaning ascribed thereto in section (49);

“Parcels” means any one or more of: (i) the Catalyst Property associated with the Crofton Mill, located in British Columbia; (ii) the Catalyst Property associated with the Port Alberni Mill, located in British Columbia; (iii) the Catalyst Property associated with the Powell River Mill, located in British Columbia; (iv) the Catalyst Property associated with the Snowflake Mill, located in Snowflake, Arizona; or (v) the Catalyst Property associated with the Elk Falls Pulp and Paper Mill, located near Campbell River, British Columbia;

“Parcels Sale Proposal” means a Sale Proposal for one or more Parcels;

“Petitioners” has the meaning ascribed thereto in the recitals above;

“Phase 1 Bid Deadline” has the meaning ascribed thereto in section (19);

“Phase 2 Bid Deadline” has the meaning ascribed thereto in section (25);

“Plan Vote Failure” has the meaning ascribed thereto in the Restructuring Support Agreement;

“Potential Bidder” has the meaning ascribed thereto in section (10);

“Potential Bidder Deadline” has the meaning ascribed thereto in section (10);

“Purchase Price” has the meaning ascribed thereto in section (26)(b);

“Qualified Bidder” has the meaning ascribed thereto in section (28);

“Qualified Bids” has the meaning ascribed thereto in section (28);

“Qualified Investment Bid” has the meaning ascribed thereto in section (27);

“Qualified Non-Binding Indication of Interest” has the meaning ascribed thereto in section (20);

“Qualified Phase 1 Bidder” has the meaning ascribed thereto in section (11);

“Qualified Phase 2 Bidder” has the meaning ascribed thereto in section (24);

“Qualified Purchase Bid” has the meaning ascribed thereto in section (26);

“Required Noteholders” means the Holders of a majority in aggregate principal amount of the Senior Secured Notes outstanding at such time;

“Restructuring Support Agreement” means that certain Restructuring Support Agreement, dated as of March ___, 2012, by and among the Catalyst Entities and certain other signatories thereto;

“Sale Proposal” has the meaning ascribed thereto in section (20)(a);

“Senior Secured Note Claims Amount” means the aggregate amount due or accruing due (whether for principal, interest (including default interest), indemnification payments, premiums, charges, fees, costs (including the fees and expenses of legal counsel and other advisors) or otherwise whether ascertained or contingent) to the Collateral Trustee, Trustee and the Holders under the Senior Secured Note Indentures as at the closing date of the Successful Bid;

“Senior Secured Note Indentures” means the indentures governing the Senior Secured Notes;

“Senior Secured Notes” means (i) the 11% Senior Secured Notes due December 15, 2016 issued by CPC pursuant to that certain Indenture, dated as of March 10, 2010, by and among CPC, as issuer, certain of its affiliates, as guarantors, the Trustee and the Collateral Trustee; and (ii) the Class B 11% Senior Secured Notes due December 15, 2016 issued by CPC pursuant to that certain Indenture, dated as of May 19, 2010, by and among CPC, as issuer, certain of its affiliates, as guarantors, the Trustee and the Collateral Trustee;

“Senior Secured Notes Excluded Assets” means those assets of the Catalyst Entities forming part of the Catalyst Property which are not charged by the security granted to the Collateral Trustee by the Catalyst Entities to secure the obligations and liabilities owing in respect of the Senior Secured Note Indentures and Senior Secured Notes, namely, the “Excluded Assets” as defined in the Senior Secured Note Indentures, as described in Schedule “B” hereto;

“SISP” has the meaning ascribed thereto in the recitals above;

“SISP Approval Order” has the meaning ascribed thereto in the recitals above;

“SISP Procedures” has the meaning ascribed thereto in the recitals above;

“Solicitation Process” has the meaning ascribed thereto in section (2);

“Stalking Horse Bid” has the meaning ascribed thereto in the recitals above;

“Stalking Horse Bidder” has the meaning ascribed thereto in the recitals above;

“Stalking Horse Purchase Agreement” has the meaning ascribed thereto in the recitals above;

“Starting Bid” has the meaning ascribed thereto in section (35)(b);

“Steering Committee” means a committee represented by Fraser Milner Casgrain LLP and Akin Gump Strauss Hauer & Feld LLP comprised of certain of the Holders of the Senior Secured Notes representing the Required Noteholders;

“Subsequent Bid” has the meaning ascribed thereto in section (35)(i);

“Successful Bid” has the meaning ascribed thereto in section (39);

“Successful Bidder” has the meaning ascribed thereto in section (39);

“Superior Alternative Offer” means one or more credible, reasonably certain and financially viable Qualified Bids that do not, individually or in the aggregate, constitute a Superior Cash Offer but are approved by the Required Noteholders;

“Superior Cash Offer” means one or more credible, reasonably certain and financially viable Qualified Bids that, individually or in the aggregate, would result in a cash distribution to the Holders of an amount exceeding the Stalking Horse Bid amount, including any Subsequent Bid by the Stalking Horse Bidder, on closing of the transaction contemplated by the Qualified Bid, which Qualified Bid also shall provide consideration sufficient to pay in full in cash on closing, or through the assumption of liabilities, (a) any claims ranking senior in priority to the Senior Secured Notes that are or would be payable in the CCAA proceedings or Chapter 15 proceedings with respect to the Catalyst Entities or Catalyst Property subject to the Qualified Bid, including the DIP Claims Amount, any other claims secured by the court ordered charges granted in the Initial Order or any other order of the Canadian Court in the CCAA proceedings and any claims in respect of assets of the Catalyst Entities to be acquired under the Qualified Bid that are Senior Secured Notes Excluded Assets; and (b) any amounts payable which are determined to have been incurred by the Catalyst Entities entirely (x) after the date of the Initial Order and before the closing of a transaction hereunder; and (y) in compliance with the Initial Order and other Orders made by the Canadian Court in the CCAA proceedings with respect to the Catalyst Entities;

“Superior Offer” means either a Superior Cash Offer or a Superior Alternative Offer;

“Teaser Letter” has the meaning ascribed thereto in section (7);

“Trustee” means Wilmington Trust FSB, as trustee, under the Senior Secured Note Indentures and any successor trustee thereunder;

“U.S. Approval Hearing” has the meaning ascribed thereto in section (44);

“U.S. Bankruptcy Court” has the meaning ascribed thereto in the recitals above; and

“U.S. Catalyst Assets” means the property, assets and undertaking of Catalyst Paper Recycling Inc., Catalyst Paper (Snowflake) Inc., Catalyst Paper Holdings Inc., Pacifica Papers U.S. Inc., Pacifica Poplars Inc., Pacifica Papers Sales Inc., Catalyst Paper (USA) Inc. and The Apache Railway Company.

“Stalking Horse”

(1) Pursuant to the SISP Approval Order, the Stalking Horse Bidder has been designated as such by the Catalyst Entities.

Solicitation Process

(2) These SISP Procedures describe, among other things, the Catalyst Property available for sale, the opportunity for an investment in the Catalyst Entities, the manner in which prospective bidders may gain access to or continue to have access to due diligence materials concerning the Catalyst Entities, the Catalyst Property, and the Catalyst Business, the manner in which bidders and bids become Qualified Bidders and Qualified Bids, respectively, the receipt and negotiation of bids received, the ultimate selection of one or more Successful Bids, and the approval thereof by the Courts (collectively, the “Solicitation Process”).

(3) The Catalyst Entities, in consultation with the Financial Advisor and under the supervision of the Monitor, shall conduct these SISP Procedures and the Solicitation Process as outlined herein. Certain stages of the SISP Procedures may be conducted by the Catalyst Entities simultaneous to the preparation, solicitation or confirmation of a CCAA Plan by the Catalyst Entities. In addition, the closing of any sale may involve additional intermediate steps or transactions to facilitate consummation of such sale, including additional Court filings. In the event that there is a disagreement or clarification required as to the interpretation or application of the SISP or the responsibilities of the Monitor, the Financial Advisor or the Catalyst Entities hereunder, the Canadian Court will have the jurisdiction to hear such matter and provide advice and directions, upon application of the Monitor or the Catalyst Entities with a hearing on no less than 3 business days notice.

Sale and Investment Opportunity

(4) An investment in the Catalyst Entities may, at the option of a Successful Bidder, include one or more of the following: a restructuring, recapitalization or other form of reorganization of the business and affairs of some or all of the Catalyst Entities as a going concern, together with a plan of compromise or arrangement pursuant to the CCAA (a “CCAA Plan”), which compromises the Claims and Interests set out therein; or a sale of all, substantially all, or one or more Parcels of the Catalyst Property, including to a newly formed acquisition entity.

“As Is, Where Is”

(5) The sale of the Catalyst Property or Catalyst Business or investment in the Catalyst Entities will be on an “as is, where is” basis and without surviving representations, warranties, covenants or indemnities of any kind, nature, or description by the Monitor, the Catalyst Entities or any of their agents, estates, advisors, professionals or otherwise, except to the extent set forth in the relevant sale or investment agreement with the Successful Bidder.

Free Of Any And All Claims And Interests

(6) In the event of a sale, all of the rights, title and interests of the Catalyst Entities in and to the Catalyst Property to be acquired will be sold free and clear of all pledges, liens, security interests, encumbrances, claims, charges, options, and interests thereon and there against (collectively, the “Claims and Interests”) pursuant to approval and vesting orders made by the Canadian Court and the U.S. Bankruptcy Court, and/or free and clear of all Claims and Interests pursuant to section 363 of the U.S. Bankruptcy Code, as applicable. Contemporaneously with such approval and vesting orders being made, all such Claims and Interests shall attach to the net proceeds of the sale of such property (without prejudice to any claims or causes of action regarding the priority, validity or enforceability thereof), except to the extent otherwise set forth in the relevant sale agreement with a Successful Bidder.

Solicitation of Interest

(7) As soon as reasonably practicable after the granting of the SISP Approval Order, the Catalyst Entities, in conjunction with its advisors, including the Financial Advisor and the Monitor, will prepare a list of potential bidders (the “Known Potential Bidders”) for the Catalyst Business and Catalyst Property or an investment in the Catalyst Entities. Such list will include both strategic and financial parties who, in the Financial Advisor’s reasonable business judgment, may be interested in acquiring the Catalyst Business and Catalyst Property or in making an investment in the Catalyst Entities. Concurrently, the Catalyst Entities and the Financial Advisor will prepare an initial offering summary (the “Teaser Letter”) notifying Known Potential Bidders of the existence of the Solicitation Process and inviting the Known Potential Bidders to express their interest in making an offer to acquire all, substantially all, or one or more Parcels of the Catalyst Property and the Catalyst Business, or to invest in the Catalyst Entities.

(8) As soon as reasonably practicable after the Plan Vote Failure and in any event no later than five (5) Business Days after the Plan Vote Failure, the Catalyst Entities shall cause a notice of the SISP contemplated by these SISP Procedures and such other relevant information which the Catalyst Entities, in consultation with the Financial Advisor and the Monitor, considers appropriate to be published in The Globe & Mail (National Edition) and The Wall Street Journal (National Edition). At the same time, the Catalyst Entities, following consultation with the Financial Advisor and the Monitor, shall issue a press release providing the above notice and such other relevant information, with Canada Newswire and a United States equivalent newswire designating dissemination in Canada and major financial centers in the United States, Europe and Asia Pacific.

(9) As soon as reasonably practicable after the Plan Vote Failure and in any event no later than two (2) Business Days after the Plan Vote Failure, the Financial Advisor shall distribute to the Known Potential Bidders the Teaser Letter, as well as a draft form of confidentiality agreement (the “Confidentiality Agreement”) that is satisfactory to the Catalyst Entities, its advisors and the Monitor, and which shall inure to the benefit of any purchaser of the Catalyst Business and Catalyst Property or investor in the Catalyst Entities pursuant to the SISP.

Participation Requirements

(10) Unless otherwise ordered by the Canadian Court, in order to participate in the Solicitation Process, an interested party (a “Potential Bidder”) must deliver the following to the Notice Parties so as to be received by the Notice Parties not later than 5:00 p.m. (Vancouver time) on ●, 2012 (being 14 days after a Plan Vote Failure), or such other date or time as the Catalyst Entities in consultation with the Financial Advisor and the Monitor, and with the consent of the Majority Initial Supporting Noteholders may determine appropriate (the “Potential Bidder Deadline”):

(a)	an executed Confidentiality Agreement, in form and substance satisfactory to the Catalyst Entities and the Monitor, which shall inure to the benefit of any purchaser of the Catalyst Property or Catalyst Business or any investor in the Catalyst Entities;

(b)	a specific indication of the anticipated sources of capital for such Potential Bidder and preliminary evidence of the availability of such capital, or such other form of financial disclosure and credit support or enhancement that will allow the Catalyst Entities, the Monitor and the Financial Advisor and each of their respective legal and financial advisors, to make, in their reasonable business or professional judgment, a reasonable determination as to the Potential Bidder's financial and other capabilities to consummate an acquisition of the Catalyst Business or Catalyst Property or an investment in the Catalyst Entities;

(c)	a letter setting forth the identity of the Potential Bidder, the contact information for such Potential Bidder and full disclosure of the direct and indirect owners of the Potential Bidder and their principals; and

(d)	an executed letter acknowledging receipt of a copy of the SISP Approval Order (including these SISP Procedures) and agreeing to accept and be bound by the provisions contained therein.

(11) A Potential Bidder will be deemed a “Qualified Phase 1 Bidder” if: (i) such Potential Bidder has satisfied all of the requirements described in section (10) above; and (ii) such Potential Bidder’s financial information and credit support or enhancement demonstrate to the satisfaction of the Catalyst Entities, in their reasonable business judgment and after consultation with the Financial Advisor and the Monitor, the financial capability of such Potential Bidder to consummate a transaction and that such Potential Bidder is likely (based on availability of financing, experience and other considerations) to consummate an acquisition of the Catalyst Business or Catalyst Property or an investment in the Catalyst Entities.

(12) The determination as to whether a Potential Bidder is a Qualified Phase 1 Bidder will be made as promptly as practicable but no later than five (5) Business Days after a Potential Bidder delivers all of the materials required above. If it is determined that a Potential Bidder is a Qualified Phase 1 Bidder, the Financial Advisor will promptly notify the Potential Bidder that it is a Qualified Phase 1 Bidder.

(13) If the Catalyst Entities, in accordance with section (11) above, determine that (a) there are no Qualified Phase 1 Bidders, or (b) proceeding with these SISP Procedures is not in the best interests of the Catalyst Entities or their stakeholders, the Catalyst Entities shall (i) forthwith terminate these SISP Procedures, (ii) notify each Qualified Phase 1 Bidder (if any) that these SISP Procedures have been terminated, and (iii) within three (3) Business Days of such termination, file an application with the Canadian Court and the U.S. Bankruptcy Court seeking approval, after notice and hearings, to implement the Stalking Horse Purchase Agreement. If the Catalyst Entities do not timely seek such approval, the Steering Committee, on behalf of the Required Noteholders, may apply to the Canadian Court and the U.S. Bankruptcy Court for such approval.

Due Diligence

(14) The Financial Advisor will provide a confidential information memorandum describing the opportunity to acquire all, substantially all, or one or more Parcels of the Catalyst Property and the Catalyst Business or to invest in the Catalyst Entities to each Qualified Phase 1 Bidder as soon as practicable after the determination that such party is a Qualified Phase 1 Bidder. A copy of the confidential information memorandum shall also be provided to the Steering Committee and the Initial Supporting Noteholders.

(15) Each Qualified Phase 1 Bidder shall have such due diligence access to materials and information relating to the Catalyst Property and the Catalyst Business as the Catalyst Entities and the Financial Advisor, in their collective reasonable business judgment, in consultation with Monitor, deem appropriate.

(16) At the discretion of the Catalyst Entities, due diligence access may include management presentations (as may be scheduled by the Catalyst Entities), access to physical and online data rooms, on-site inspections and such other matters as a Qualified Phase 1 Bidder or Qualified Phase 2 Bidder may reasonably request and as to which the Catalyst Entities, in their reasonable exercise of discretion, may agree. The Catalyst Entities shall not be obligated to furnish any due diligence information after the Phase 2 Bid Deadline.

(17) The Catalyst Entities, the Financial Advisor and the Monitor are not responsible for, and will have no liability with respect to, any information obtained by any Known Potential Bidder, Potential Bidder or Qualified Bidder in connection with the Catalyst Business or Catalyst Property. The Catalyst Entities, the Financial Advisor and the Monitor and their respective advisors do not make any representations or warranties whatsoever as to the information or the materials provided, except, in the case of the Catalyst Entities, to the extent provided under any definitive sale or investment agreement executed and delivered by a Successful Bidder (or Backup Bidder, as the case may be) and the applicable Catalyst Entities.

PHASE 1

Seeking Non-Binding Indications of Interest by Qualified Phase 1 Bidders

(18) From the date of the SISP Approval Order until the Phase 1 Bid Deadline, the Catalyst Entities and the Financial Advisor (under the supervision of the Monitor and in accordance with the terms of the SISP Approval Order) will solicit non-binding indications of interest from Qualified Phase 1 Bidders to acquire all, substantially all, or one or more Parcels of the Catalyst Property and related Catalyst Business or to invest in the Catalyst Entities (each a “Non-Binding Indication of Interest”).

(19) In order to continue to participate in the Solicitation Process, a Qualified Phase 1 Bidder must deliver a Non-Binding Indication of Interest to the Notice Parties so as to be received by the Notice Parties not later than 5:00 p.m. (Vancouver time) on ●, 2012 (being 35 days after the Potential Bidder Deadline) (the “Phase 1 Bid Deadline”).

Non-Binding Indications of Interest by Qualified Phase 1 Bidders

(20) A Non-Binding Indication of Interest will be considered a “Qualified Non-Binding Indication of Interest” only if it is submitted by a Qualified Phase 1 Bidder, received on or before the Phase 1 Bid Deadline, and contains the following information:

(a)	An indication of whether the Qualified Phase 1 Bidder is offering to (i) acquire all, substantially all, or one or more Parcels of the Catalyst Property and related Catalyst Business (a “Sale Proposal”); or (ii) make an investment in the Catalyst Entities (an “Investment Proposal”);

(b)	In the case of a Sale Proposal, it shall identify (i) the purchase price range (including liabilities to be assumed by the Qualified Phase 1 Bidder); (ii) the Parcel(s) included (if the Sale Proposal is a Parcels Sale Proposal), any of the Catalyst Property expected to be excluded, and/or any additional assets desired to be included in the transaction; (iii) the structure and financing of the transaction (including, but not limited to, the sources of financing for the purchase price, preliminary evidence of the availability of such financing and the steps necessary and associated timing to obtain the financing and consummate the proposed transaction and any related contingencies, as applicable); (iv) the proposed treatment of employees of the Catalyst Entities; (v) any anticipated corporate, shareholder, internal or regulatory approvals required to close the transaction and the anticipated time frame and any anticipated impediments for obtaining such approvals; (vi) additional due diligence required or desired to be conducted prior to the Phase 2 Bid Deadline, if any; (vii) any conditions to closing that the Qualified Phase 1 Bidder may wish to impose; and (viii) any other terms or conditions of the Sale Proposal which the Qualified Phase 1 Bidder believes are material to the transaction;

(c)	In the case of an Investment Proposal, it shall identify: (i) the aggregate amount of the equity and debt investment (including, the sources of such capital, preliminary evidence of the availability of such capital and the steps necessary and associated timing to obtain the capital and consummate the proposed transaction and any related contingencies, as applicable) to be made in the Catalyst Business; (ii) the underlying assumptions regarding the pro forma capital structure (including, the anticipated debt levels, debt service fees, interest and amortization); (iii) the consideration to be allocated to the stakeholders including claims of any secured or unsecured creditors of the Catalyst Entities and the proposed treatment of employees; (iv) the structure and financing of the transaction including all requisite financial assurance; (v) any anticipated corporate, shareholder, internal or regulatory approvals required to close the transaction, the anticipated time frame and any anticipated impediments for obtaining such approvals; (vi) additional due diligence required or desired to be conducted prior to the Phase 2 Bid Deadline, if any; (vii) any conditions to closing that the Qualified Phase 1 Bidder may wish to impose; and (viii) any other terms or conditions of the Investment Proposal which the Qualified Phase 1 Bidder believes are material to the transaction; and

(d)	Such other information reasonably requested

(21) Notwithstanding section (20) hereof, the Catalyst Entities, in consultation with the Financial Advisor and Monitor, may waive compliance with any one or more of the requirements specified herein and deem any non-compliant Non-Binding Indication of Interest to be a Qualified Non-Binding Indication of Interest.

Assessment of Qualified Non-Binding Indications of Interest

(22) The Catalyst Entities, in consultation with the Financial Advisor, the Monitor and the Required Noteholders, will assess any Qualified Non-Binding Indications of Interest received, and will determine (A) whether there is a reasonable prospect that the Catalyst Entities will receive either (a) one or more Superior Cash Offers, or (b) one or more Superior Alternative Offers that could generate value in excess of the Stalking Horse Bid, that is/are likely to be consummated, and (B) whether proceeding with these SISP Procedures is in the best interests of the Catalyst Entities and its stakeholders. Such assessment will be made as promptly as practicable but no later than five (5) Business Days after the Phase 1 Bid Deadline.

(23) If the Catalyst Entities, in accordance with section (22) above, determine that (a) no Qualified Non-Binding Indication of Interest was received, (b) at least one Qualified Non-Binding Indication of Interest was received but there is no reasonable prospect that any such Qualified Non-Binding Indication of Interests will, individually or in the aggregate, result in one or more Superior Offer(s) that is/are likely to be consummated, or (c) proceeding with these SISP Procedures is not in the best interests of the Catalyst Entities or their stakeholders, the Catalyst Entities shall (i) forthwith terminate these SISP Procedures, (ii) notify each Qualified Phase 1 Bidder (if any) that these SISP Procedures have been terminated, and (iii) within three (3) Business Days of such termination, file an application with the Canadian Court and the U.S. Bankruptcy Court seeking approval, after notice and hearings, to implement the Stalking Horse Purchase Agreement. If the Catalyst Entities do not timely seek such approval, the Steering Committee on behalf of the Required Noteholders, may apply to the Canadian Court and the U.S. Bankruptcy Court for such approval.

(24) If the Catalyst Entities, in accordance with section (22) above, determine that (a) one or more Qualified Non-Binding Indications of Interest were received, (b) there is a reasonable prospect that one or more of such Qualified Non-Binding Indications of Interest will, individually or in the aggregate, result in one or more Superior Offer(s) that is/are likely to be consummated, and (c) proceeding with these SISP Procedures is in the best interests of the Catalyst Entities and their stakeholders, these SISP Procedures will continue and each Qualified Phase 1 Bidder who has submitted a Qualified Non-Binding Indication of Interest that has determined to likely be consummated, shall be deemed to be a “Qualified Phase 2 Bidder”.

PHASE 2

Seeking Qualified Bids by Qualified Phase 2 Bidders

(25) In order to continue to participate in the Solicitation Process, a Qualified Phase 2 Bidder must deliver a Qualified Purchase Bid or Qualified Investment Bid to the Notice Parties so as to be received by the Notice Parties not later than 5:00 p.m. (Vancouver time) on ●, 2012 (being 21 days from Phase 1 Bid Deadline) (the “Phase 2 Bid Deadline”).

A. Qualified Purchase Bids

(26) A Sale Proposal submitted by a Qualified Phase 2 Bidder will be considered a “Qualified Purchase Bid” only if the Sale Proposal complies with all of the following:

(a)	it includes a letter stating that the Sale Proposal is irrevocable until the earlier of (a) the approval by the Canadian Court and U.S. Bankruptcy Court of a Successful Bid, and (b) 45 days following the Phase 2 Bid Deadline; provided, however, that if such Sale Proposal is selected as the Successful Bid or the Backup Bid, it shall remain irrevocable until the closing of the Successful Bid or the Backup Bid, as the case may be;

(b)	it includes a duly authorized and executed purchase and sale agreement, substantially in the form of the Stalking Horse Purchase Agreement, specifying the purchase price, expressed in U.S. dollars (the “Purchase Price”), together with all exhibits and schedules thereto, and such ancillary agreements as may be required by the Qualified Phase 2 Bidder with all exhibits and schedules thereto (or term sheets that describe the material terms and provisions of such ancillary agreements), as well as copies of such materials marked to show the amendments and modifications to the Stalking Horse Purchase Agreement and such ancillary agreements and the proposed orders to approve the sale by the Courts;

(c)	it includes a clear allocation of the Purchase Price among the U.S. Catalyst Assets and Canadian Catalyst Assets (if the Sale Proposal includes both U.S. Catalyst Assets and Canadian Catalyst Assets), and in each case, a clear allocation of the Purchase Price in respect of the Senior Secured Notes Excluded Assets (if the Sale Proposal includes any Senior Secured Notes Excluded Assets). A Sale Proposal (other than a Parcels Sale Proposal) that does not comply with the foregoing shall not, under any circumstances, constitute a Qualified Bid;

(d)	it does not include any request or entitlement to any break-fee, expense reimbursement or similar type of payment. Further, by submitting a Sale Proposal, a Qualified Phase 2 Bidder shall be deemed to waive its right to pursue a substantial contribution claim under section 503 of the U.S. Bankruptcy Code or in any way related to the submissions of its Sale Proposal or these SISP Procedures;

(e)	it includes written evidence of a firm, irrevocable commitment for all required funding and/or financing from a creditworthy bank or financial institution to consummate the proposed transaction, or other evidence satisfactory to the Catalyst Entities, in consultation with the Financial Advisor and the Monitor, to allow the Catalyst Entities to make a reasonable determination as to the bidder’s (and its direct and indirect owners and their principals) financial and other capabilities to consummate the transaction contemplated by the Sale Proposal;

(f)	it is not conditioned on (i) the outcome of unperformed due diligence by the bidder and/or (ii) obtaining any financing capital and includes an acknowledgement and representation that the bidder has had an opportunity to conduct any and all required due diligence prior to making its Sale Proposal;

(g)	it fully discloses the identity of each entity that is bidding or otherwise that will be sponsoring or participating in the Sale Proposal, including the identification of the bidder’s direct and indirect owners and their principals, and the complete terms of any such participation;

(h)	it includes an acknowledgement and representation that the bidder will assume the obligations of the Catalyst Entities under the executory contracts and unexpired leases proposed to be assigned and, to the extent applicable, in compliance with section 365 of the U.S. Bankruptcy Code (or identifies with particularity which of such contracts and leases the bidder wishes not to assume, or alternatively which additional executory contracts or unexpired leases the bidder wishes to assume), contains full details of the bidder’s proposal for the treatment of related cure costs; and it identifies with particularity any executory contract or unexpired leases the assumption and assignment of which is a condition to closing;

(i)	it includes an acknowledgement and representation that the bidder: (i) has relied solely upon its own independent review, investigation and/or inspection of any documents and/or the assets to be acquired and liabilities to be assumed in making its Sale Proposal; (ii) did not rely upon any written or oral statements, representations, promises, warranties or guaranties whatsoever, whether express or implied (by operation of law or otherwise), regarding the assets to be acquired or liabilities to be assumed or the completeness of any information provided in connection therewith, including by the Catalyst Entities, the Financial Advisor or the Monitor, or any of their respective advisors, except as expressly stated in the purchase and sale agreement submitted by it; (iii) is a sophisticated party capable of making its own assessments in respect of making its Sale Proposal; and (iv) has had the benefit of independent legal advice in connection with its Sale Proposal;

(j)	it includes evidence, in form and substance reasonably satisfactory to the Catalyst Entities, of authorization and approval from the bidder’s board of directors (or comparable governing body) with respect to the submission, execution, delivery and closing of the transaction contemplated by the Sale Proposal;

(k)	it is accompanied by a refundable deposit (the “Deposit”) in the form of a wire transfer (to a trust account specified by the Monitor), or such other form acceptable to the Monitor, payable to the order of PricewaterhouseCoopers Inc., Monitor, in trust, in an amount equal to (i) ten percent (10%) of the cash component of the Purchase Price of a Parcels Sale Proposal; or (ii) if it is not a Parcels Sale Proposal, five percent (5%) of the cash component of the Purchase Price; to be held and dealt with in accordance with these SISP Procedures;

(l)	it (i) contains full details of the proposed number of employees of the Catalyst Entities who will become employees of the bidder and the proposed terms and conditions of employment to be offered to those employees, and (ii) identifies any pension liabilities and assets related to any employees currently covered under any registered pension or retirement income plan who will become employees of the bidder that the bidder intends to assume or purchase;

(m)	if the Qualified Phase 2 Bidder is an entity newly formed for the purpose of the transaction, the bid shall contain an equity or debt commitment letter from the parent entity or sponsor, which is satisfactory to the Catalyst Entities, that names the Catalyst Entities as third party beneficiaries of any such commitment letter with recourse against such parent entity or sponsor;

(n)	it includes evidence, in form and substance reasonably satisfactory to the Catalyst Entities, of compliance or anticipated compliance with any and all applicable Canadian and U.S. regulatory approvals (including, if applicable, anti-trust regulatory approval), the anticipated time frame for such compliance and any anticipated impediments for obtaining such approvals;

(o)	it includes evidence of the bidder’s ability to comply with Section 11.3 of the CCAA and section 365 of the U.S. Bankruptcy Code (to the extent applicable), which includes providing adequate assurance of the bidder’s ability to perform the contracts and leases proposed in its Sale Proposal to be assumed by the bidder, in a form that will permit the immediate dissemination of such evidence to the counterparties to such contracts and leases;

(p)	it contains other information reasonably requested by the Catalyst Entities or the Financial Advisor, in consultation with the Monitor;

(q)	it is received by no later than the Phase 2 Bid Deadline; and

(r)	is determined by the Catalyst Entities, in consultation with the Financial Advisor, the Monitor and the Required Noteholders (as applicable), to be (individually or in the aggregate with other Qualified Purchase Bids) a Superior Offer.

B. Qualified Investment Bids

(27) An Investment Proposal submitted by a Qualified Phase 2 Bidder will be considered a “Qualified Investment Bid” only if the Investment Proposal complies with all of the following:

(a)	it includes duly authorized and executed binding definitive documentation setting out the terms and conditions of the proposed transaction, including the aggregate amount of the proposed equity and debt investment and details regarding the proposed equity and debt structure of the Catalyst Entities following completion of the proposed transaction (a “Definitive Investment Agreement”);

(b)	it includes a letter stating that the Investment Proposal is irrevocable until the earlier of (a) approval by the Courts of a Successful Bid, and (b) 45 days following the Phase 2 Bid Deadline; provided, however, that if such Investment Proposal is selected as the Successful Bid or Backup Bid, it shall remain irrevocable until the earlier of (i) the closing of the Successful Bid or the Backup Bid, as the case may be, and (ii) the outside date stipulated in the Successful Bid or the Backup Bid, as applicable;

(c)	it does not include any request or entitlement to any break-fee, expense reimbursement or similar type of payment. Further, by submitting an Investment Proposal, the Qualified Phase 2 Bidder shall be deemed to waive its right to pursue a substantial contribution claim under section 503 of the U.S. Bankruptcy Code or in any way related to the submissions of its Investment Proposal or these SISP Procedures;

(d)	it includes written evidence of a firm, irrevocable commitment for all required funding and/or financing from a creditworthy bank or financial institution to consummate the proposed transaction, or other evidence satisfactory to the Catalyst Entities, in consultation with the Financial Advisor and Monitor, to allow the Catalyst Entities to make a reasonable determination as to the bidder's financial and other capabilities to consummate the transaction contemplated by the Investment Proposal;

(e)	it is not conditioned on (i) the outcome of unperformed due diligence by the bidder and/or (ii) obtaining any financing capital and includes an acknowledgement and representation that the bidder has had an opportunity to conduct any and all required due diligence prior to making its bid;

(f)	it fully discloses the identity of each entity that is bidding or otherwise that will be sponsoring or participating in the Investment Proposal, including the identification of the bidder’s direct and indirect owners and their principals, and the complete terms of any such participation;

(g)	it includes an acknowledgement and representation that the bidder: (i) has relied solely upon its own independent review, investigation and/or inspection of any documents in making its Investment Proposal; (ii) did not rely upon any written or oral statements, representations, promises, warranties or guaranties whatsoever, whether express or implied (by operation of law or otherwise), regarding the business of the Catalyst Entities, the Financial Advisor or the Monitor, or any of their respective advisors, or the completeness of any information provided in connection therewith except as expressly stated in the Definitive Investment Agreement; (iii) is a sophisticated party capable of making its own assessments in respect of making its Investment Proposal; and (iv) has had the benefit of independent legal advice in connection with its Investment Proposal;

(h)	it includes evidence, in form and substance reasonably satisfactory to the Catalyst Entities, of authorization and approval from the bidder's board of directors (or comparable governing body) with respect to the submission, execution, delivery and closing of the transaction contemplated by the Investment Proposal;

(i)	it is accompanied by a Deposit in the form of a wire transfer (to a trust account specified by the Monitor), or such other form acceptable to the Monitor, payable to the order of PricewaterhouseCoopers Inc., Monitor, in trust, in an amount equal to five percent (5%) of the total investment to be held and dealt with in accordance with these SISP Procedures;

(j)	if the Qualified Phase 2 Bidder is an entity newly formed for the purpose of the transaction, the Investment Proposal shall contain an equity or debt commitment letter from the parent entity or sponsor, and satisfactory to the Catalyst Entities, that names the Catalyst Entities as third party beneficiaries of any such commitment letter with recourse against such parent entity or sponsor;

(k)	it includes evidence, in form and substance reasonably satisfactory to the Catalyst Entities, of compliance or anticipated compliance with any and all applicable Canadian and U.S. regulatory approvals (including, if applicable, anti-trust regulatory approval), the anticipated time frame for such compliance and any anticipated impediments for obtaining such approvals;

(l)	it contains other information reasonably requested by the Catalyst Entities or the Financial Advisor, in consultation with the Monitor;

(m)	it is received by no later than the Phase 2 Bid Deadline; and

(n)	is determined by the Catalyst Entities, in consultation with the Financial Advisor, the Monitor and the Required Noteholders (as applicable), to be a Superior Offer.

(28) Qualified Purchase Bids and Qualified Investment Bids shall hereinafter be referred to as “Qualified Bids” and each a “Qualified Bid” and each bidder who has submitted a Qualified Bid shall hereinafter be referred to as a “Qualified Bidder”. The Stalking Horse Bid shall be deemed to be a Qualified Bid and the Stalking Horse Bidder shall be deemed to be a Qualified Bidder for all purposes of these SISP Procedures including for the purposes of the Auction. A combination of Parcels Sale Proposals shall be considered a Qualified Bid if, in the aggregate, they constitute a Superior Offer.

(29) Notwithstanding sections (26) and (27) hereof, the Catalyst Entities, in consultation with the Financial Advisor and the Monitor, may waive compliance with any one or more of the Qualified Bid requirements specified herein, and deem such non-compliant bids to be Qualified Purchase Bids or Qualified Investment Bids, as the case may be; provided, however, that any non-compliance with the requirements set out in sections (26)(b), (26)(e), (26)(f) and (26)(r) hereof, can only be waived by the Catalyst Entities without the consent of the Required Noteholders if such non-compliance is cured within two (2) Business Days after the Phase 2 Bid Deadline.

Stalking Horse Bid

(30) No deposit is required in connection with the Stalking Horse Bid.

(31) The purchase price for the Catalyst Property and Catalyst Business under the Stalking Horse Bid includes: (i) a non-cash credit bid in the amount specified in the Stalking Horse Bid resulting in that portion of the Senior Secured Note Claims Amount being satisfied in exchange for the acquisition of such property and business on behalf of the Holders; and (ii) consideration in an amount sufficient to (a) pay in full in cash on closing, or through the assumption of liabilities, any claims ranking senior in priority to the Senior Secured Notes that are or would be payable in the CCAA proceedings or Chapter 15 proceedings with respect to the Catalyst Entities or Catalyst Property subject to the Stalking Horse Bid, including the DIP Claims Amount and other claims secured by the court ordered charges granted in the Initial Order or any other order of the Canadian Court in the CCAA proceedings; (b) purchase any assets of the Catalyst Entities to be acquired under the Stalking Horse Bid that are Senior Secured Notes Excluded Assets; and (c) pay any amounts payable which are determined to have been incurred by the Catalyst Entities entirely (x) after the date of the Initial Order and before the closing of a transaction hereunder; and (y) in compliance with the Initial Order and other Orders made by the Canadian Court in the CCAA proceedings with respect to the Catalyst Entities; provided, however, that the cash component of the purchase price may be funded from cash of the Catalyst Entities available as at the time of closing of the Stalking Horse Bid that constitutes cash collateral of the Senior Secured Notes, to the extent such cash is not subject to any claims ranking senior in priority to the Senior Secured Notes that are not being satisfied in full on closing of the Stalking Horse Bid.

No Qualified Bids

(32) The Catalyst Entities, in consultation with the Financial Advisor and the Monitor, will assess the Qualified Bids received, if any, and will determine whether it is likely that the transactions contemplated by such Qualified Bids are likely to be consummated and whether proceeding with these SISP Procedures is in the best interests of the Catalyst Entities and their stakeholders. Such assessments will be made as promptly as practicable but no later than five (5) Business Days after the Phase 2 Bid Deadline.

(33) If the Catalyst Entities, in accordance with section (32) above, determines that (a) no Qualified Bid was received, (b) at least one Qualified Bid was received but it is not likely that the transactions contemplated in any such Qualified Bids will be consummated, or (c) proceeding with these SISP Procedures is not in the best interests of the Catalyst Entities or their stakeholders; the Catalyst Entities shall (i) forthwith terminate these SISP Procedures, (ii) notify each Qualified Bidder (if any) that these SISP Procedures have been terminated, and (iii) within three (3) Business Days of such termination, file an application with the Canadian Court and the U.S. Bankruptcy Court seeking approval, after notice and hearings, to implement the Stalking Horse Purchase Agreement. If the Catalyst Entities do not timely seek such approval, the Steering Committee, on behalf of the Required Noteholders, may apply to the Canadian Court and the U.S. Bankruptcy Court for such approval.

(34) If the Catalyst Entities, in accordance with section (32) above, determine that (a) one or more Qualified Bids were received, (b) it is likely that the transactions contemplated by one or more of such Qualified Bids will be consummated, and (c) proceeding with these SISP Procedures is in the best interests of the Catalyst Entities and their stakeholders, these SISP Procedures will not be terminated, the Auction will be held, and the Financial Advisor will promptly notify all Qualified Bidders that they are entitled to participate in the Auction.

Auction

(35) If, in accordance with section (34) above, the Auction is to be held, the Catalyst Entities will conduct an auction (the “Auction”), at 9:30 a.m. (Vancouver time) on ●, 2012 (being three (3) Business Days after the Phase 2 Bid Deadline) at the offices of PricewaterhouseCoopers Inc., 250 Howe Street, Suite 700, Vancouver, British Columbia V6C 3S7, or such other location as shall be timely communicated to all entities entitled to attend at the Auction, which Auction may be adjourned by the Catalyst Entities, after consultation with the Financial Advisor and the Monitor and with the consent of the Required Noteholders. The Auction shall run in accordance with the following procedures:

(a)	at least three (3) Business Days prior to the Auction, each Qualified Bidder must inform the Financial Advisor whether it intends to participate in the Auction (the parties who so inform the Catalyst Entities, the “Auction Bidders”);

(b)	at least two (2) Business Days prior to the Auction, the Financial Advisor will provide copies of the Qualified Bid(s) which the Catalyst Entities (after consultation with the Financial Advisor and Monitor), believes is (individually or in the aggregate) the highest or otherwise best Qualified Bid(s) (the “Starting Bid”) to all Auction Bidders;

(c)	only representatives of the Auction Bidders, the Catalyst Entities, the Financial Advisor, the Monitor, the Collateral Trustee, the Steering Group, the Initial Supporting Noteholders, and such other persons as permitted by the Catalyst Entities (and the advisors to each of the foregoing entities) are entitled to attend the Auction in person;

(d)	at the commencement of the Auction each Auction Bidder shall be required to confirm that it has not engaged in any collusion with any other Auction Bidder with respect to the bidding or any sale or investment;

(e)	only the Auction Bidders will be entitled to make any subsequent bids at the Auction; provided, however, that in the event that any Qualified Bidder elects not to attend and/or participate in the Auction, such Auction Bidder’s Qualified Bid, as applicable, shall nevertheless remain fully enforceable against such Auction Bidder if it is selected as the Successful Bid or the Backup Bid at the conclusion of the Auction;

(f)	all Subsequent Bids presented during the Auction shall be made and received in one room on an open basis. All Auction Bidders will be entitled to be present for all Subsequent Bids at the Auction with the understanding that the true identity of each Auction Bidder at the Auction will be fully disclosed to all other Auction Bidders at the Auction and that all material terms of each Subsequent Bid will be fully disclosed to all other Auction Bidders throughout the entire Auction;

(g)	all Auction Bidders must have at least one individual representative with authority to bind such Auction Bidder present in person at the Auction;

(h)	the Catalyst Entities, after consultation with the Financial Advisor and the Monitor and, if the Stalking Horse Bidder is not participating in the Auction, the Required Noteholders, may employ and announce at the Auction additional procedural rules that are reasonable under the circumstances (e.g., the amount of time allotted to make Subsequent Bids, requirements to bid in each round, and the ability of multiple Auction Bidders to combine to present a single bid) for conducting the Auction, provided that such rules are (i) not inconsistent with these SISP Procedures, general practice in CCAA proceedings, the U.S. Bankruptcy Code, or any order of the Courts made in the CCAA proceedings or Chapter 15 proceedings with respect to the Catalyst Entities, and (ii) disclosed to each Auction Bidder at the Auction;

(i)	bidding at the Auction will begin with the Starting Bid and continue, in one or more rounds of bidding, so long as during each round at least one subsequent bid is submitted by an Auction Bidder (a “Subsequent Bid”) that the Catalyst Entities determine, after consultation with the Financial Advisor and the Monitor, is (A) for the first round, a higher or otherwise better offer than the Starting Bid, and (B) for subsequent rounds, a higher or otherwise better offer than the Leading Bid; in each case by at least the Minimum Incremental Overbid. Each bid at the Auction shall provide net value to the Catalyst Entities’ estate of at least U.S. $● million (the “Minimum Incremental Overbid”) over the Starting Bid or the Leading Bid, as the case may be; provided, however, that the Catalyst Entities, after consultation with the Financial Advisor and the Monitor, shall retain the right to modify the increment requirements at the Auction, and provided, further that the Catalyst Entities, in determining the net value of any incremental bid to the Catalyst Entities’ estate shall not be limited to evaluating the incremental dollar value of such bid and may consider other factors as identified in the “Selection Criteria” section of these SISP Procedures. All cash increments shall be allocated between the Canadian Catalyst Assets and U.S. Catalyst Assets in the same proportion as was allocated in the Starting Bid. After the first round of bidding and between each subsequent round of bidding, the Catalyst Entities shall, after consultation with the Financial Advisor and the Monitor, announce the bid (including the value and material terms thereof) that it believes to be the highest or otherwise best offer (the “Leading Bid”). A round of bidding will conclude after each Auction Bidder has had the opportunity to submit a Subsequent Bid with full knowledge of the Leading Bid;

(j)	to the extent not previously provided (which shall be determined by the Catalyst Entities, in consultation with the Financial Advisor and the Monitor), an Auction Bidder submitting a Subsequent Bid must submit, as part of its Subsequent Bid, written evidence (in the form of financial disclosure or credit-quality support information or enhancement reasonably acceptable to the Catalyst Entities, in consultation with the Financial Advisor and the Monitor), demonstrating such Auction Bidder’s ability to close the transaction proposed by the Subsequent Bid. For greater certainty, if the Stalking Horse Bidder submits a Subsequent Bid, this paragraph shall only apply to the Stalking Horse Bidder if the cash portion of the Purchase Price in such Subsequent Bid is in excess of the cash portion of the Purchase Price in the Stalking Horse Bid;

(k)	the Catalyst Entities reserve the right, in their reasonable business judgment after consultation with the Financial Advisor and the Monitor, to make one or more adjournments in the Auction of no more than 24 hours each, to among other things (i) facilitate discussions between the Catalyst Entities and the Auction Bidders; (ii) allow the individual Auction Bidders to consider how they wish to proceed; (iii) consider and determine the current highest and best offer at any given time in the Auction; and (iv) give Auction Bidders the opportunity to provide the Catalyst Entities with such additional evidence as the Catalyst Entities, in their reasonable business judgment, may require that the Auction Bidder (including, as may be applicable, the Stalking Horse Bidder) has sufficient internal resources, or has received sufficient non-contingent debt and/or equity funding commitments, to consummate the proposed transaction at the prevailing overbid amount;

(l)	the Stalking Horse Bidder shall be permitted, in its sole discretion, to submit Subsequent Bids, provided, however, that such Subsequent Bids are made in accordance with these SISP Procedures. No other creditor is entitled to credit bid, in whole or in part;

(m)	if, in any round of bidding, no new Subsequent Bid is made, the Auction shall be closed;

(n)	the Auction shall be closed within 5 Business Days of the start of the Auction unless extended by the Catalyst Entities with the consent of the Required Noteholders; and

(o)	no bids (from Qualified Bidders or otherwise) shall be considered after the conclusion of the Auction.

Selection Criteria

(36) In selecting the Starting Bid, each Leading Bid, the Successful Bid and the Backup Bid, the Catalyst Entities, in consultation with the Financial Advisor and the Monitor, will review each Qualified Bid, it being understood that as between a Superior Cash Offer and a Superior Alternative Offer, the Superior Cash Offer shall be deemed to be the highest and best offer, unless otherwise agreed to by the Catalyst Entities and the Financial Advisor, after consultation with the Monitor; provided however that in determining the highest and best offer among Qualified Bids, a single Qualified Bid for all or substantially all of the Catalyst Property generally will be viewed as preferable to a combination of Qualified Bids consisting of multiple Parcels Sale Proposals notwithstanding the total consideration provided therein.

(37) Evaluation criteria with respect to a Sale Proposal may include, but are not limited to items such as: (a) the purchase price and the net value (including assumed liabilities and other obligations to be performed or assumed by the bidder) provided by such bid; (b) the claims likely to be created by such bid in relation to other bids; (c) the counterparties to the transaction; (d) the proposed revisions to the Stalking Horse Purchase Agreement and the terms of the transaction documents; (e) other factors affecting the speed, certainty and value of the transaction (including any regulatory approvals required to close the transaction); (f) the assets included or excluded from the bid and the transaction costs and risks associated with closing multiple transactions versus a single transaction for all or substantially all of the Catalyst Property; (g) the estimated number of employees of the Catalyst Entities that will be offered post closing employment by the bidder and any proposed measures associated with their continued employment; (h) the treatment of pension liabilities and assets related to any registered pension or retirement income plan of the Catalyst Entities; (i) the transition services required from the Catalyst Entities post-closing and any related restructuring costs; and (j) the likelihood and timing of consummating the transaction.

(38) Evaluation criteria with respect to an Investment Proposal may include, but are not limited to items such as: (a) the amount of equity and debt investment and the proposed sources and uses of such capital; (b) the debt to equity structure post-closing; (c) the counterparties to the transaction; (d) the terms of the transaction documents; (e) other factors affecting the speed, certainty and value of the transaction; (f) planned treatment of stakeholders; and (g) the likelihood and timing of consummating the transaction.

(39) Upon the conclusion of the bidding the Auction shall be closed, and the Catalyst Entities, after consultation with the Financial Advisor and Monitor, will identify the highest or otherwise best Qualified Bid received (such offer, the “Successful Bid”) and the next highest or otherwise best Qualified Bid received (such offer, the “Backup Bid”). The Qualified Bidders(s) who made the Successful Bid is the “Successful Bidder” and the Qualified Bidder(s) who made the Backup Bid is the “Backup Bidder”). The Catalyst Entities will notify the Qualified Bidders of the identities of the Successful Bidder and the Backup Bidder. If the Stalking Horse Bidder’s final Qualified Bid is deemed to be the highest and best at the conclusion of the Auction or the next highest and best offer at the conclusion of the Auction, the Stalking Horse Bidder’s final Qualified Bid will be the Successful Bid or the Backup Bid, as the case may be.

(40) The Catalyst Entities shall finalize a definitive agreement in respect of the Successful Bid and the Backup Bid, if any, conditional upon approval by the Canadian Court and the U.S. Bankruptcy Court.

(41) The Backup Bid shall remain open until the consummation of the transaction contemplated by the Successful Bid (the “Backup Bid Expiration Date”).

(42) All Qualified Bids (other than the Successful Bid and the Backup Bid) shall be deemed rejected by the Catalyst Entities on and as of the later of the date of approval of the Successful Bid and Backup Bid by the Canadian Court and the U.S. Bankruptcy Court.

Approval Hearings

(43) Within three (3) Business Days of the conclusion of the Auction, the Catalyst Entities shall seek a hearing to be held on a date to be scheduled by the Canadian Court (the “Canadian Approval Hearing”) to authorize the Catalyst Entities to enter into an agreement with respect to the Successful Bid, and in the event that the Successful Bid does not close for any reason, to enter into an agreement with respect to the Backup Bid. The Canadian Approval Hearing may be adjourned or rescheduled by the Catalyst Entities, after consultation with the Monitor and the Initial Supporting Noteholders and with the consent of the Steering Committee, without further notice, by an announcement of the adjourned date at the Canadian Approval Hearing.

(44) As soon as reasonably practicable after entry of the SISP Approval Order by the Canadian Court and in any event no later than five (5) Business Days thereafter, the Catalyst Entities shall (a) seek a hearing to be held on a date scheduled by the U.S. Bankruptcy Court granting approval in the Chapter 15 proceeding of the SISP and the SISP Procedures and (b) seek a hearing to be held on a date scheduled by the U.S. Bankruptcy Court (the “U.S. Approval Hearing”) as soon as reasonably practicable after the conclusion of the Auction for authorization at the U.S. Approval Hearing to: (a) enter into an agreement with respect to the Stalking Horse Bid, or (b) enter into an agreement with respect to the Successful Bid, and in the event that the Successful Bid does not close for any reason, to enter into an agreement with respect to the Backup Bid. The U.S. Approval Hearing may be adjourned or rescheduled by the Catalyst Entities, after consultation with the Monitor and the Initial Supporting Noteholders and with the consent of the Steering Committee, without further notice, by an announcement of the adjourned date at the U.S. Approval Hearing. If practicable, the Catalyst Entities shall seek to have the Canadian Approval Hearing and the U.S. Approval Hearing conducted simultaneously on the same date by videoconference between the Courts in a manner such that both the Canadian Court and the U.S. Court shall be able to simultaneously hear and view the proceedings in the other court and otherwise in accordance with such guidelines as may be necessary to conduct such hearing.

(45) If following approval of the Successful Bid transaction by the Canadian Court and U.S. Bankruptcy Court, the Successful Bidder fails to consummate the transaction for any reason, then the Backup Bid, if there is one, will be deemed to be the Successful Bid hereunder and the Catalyst Entities shall effectuate a transaction with the Backup Bidder subject to the terms of the Backup Bid, without further order of the Canadian Court or the U.S. Bankruptcy Court.

Deposits

(46) All Deposits shall be retained by the Monitor and invested in an interest bearing trust account in a Schedule I Bank in Canada. If there is a Successful Bid, the Deposit (plus accrued interest) paid by the Successful Bidder whose bid is approved pursuant to the Approval Hearings shall be released by the Monitor to the Catalyst Entities and applied to the purchase price to be paid or investment amount to be made by the Successful Bidder upon closing of the Successful Bid. The Deposit (plus accrued interest) paid by the Backup Bidder shall be retained by the Monitor until the Backup Bid Expiration Date or, if the Backup Bid becomes the Successful Bid, shall be released by the Monitor to the Catalyst Entities and applied to the purchase price to be paid or investment amount to be made by the Backup Bidder upon closing of the Backup Bid. The Deposits (plus applicable interest) of all Phase 2 Bidders not selected as the Successful Bidder or Backup Bidder shall be returned to such bidders within five (5) Business Days of the later of the date upon which the Successful Bid and any Backup Bid is approved by the Canadian Court and the U.S. Bankruptcy Court. If the Auction does not take place or these SISP Procedures are terminated in accordance with the provisions hereof, all Deposits shall be returned to the bidders within five (5) Business Days of the date upon which it is determined that the Auction will not take place or these SISP Procedures are terminated, as applicable.

(47) If an entity selected as the Successful Bidder or Backup Bidder breaches its obligations to close subsequent to the Auction, it shall forfeit its Deposit to the Catalyst Entities; provided, however, that the forfeit of such Deposit shall be in addition to, and not in lieu of, any other rights in law or equity that the Catalyst Entities has against such breaching entity.

Approvals

(48) For greater certainty, the approvals required pursuant to the terms hereof are in addition to, and not in substitution for, any other approvals required by the CCAA, the U.S. Bankruptcy Code or any other statute or are otherwise required at law in order to implement a Successful Bid or Backup Bid, as the case may be.

Notice Parties

(49) As used herein, the “Notice Parties” are, collectively (a) the Catalyst Entities, (b) the Financial Advisor, (c) the Monitor, (d) the Steering Committee, and (e) the Initial Supporting Noteholders. The addresses to be used for delivering documents to the Notice Parties are set out in Schedule “C” hereto. Any notice to the Required Noteholders or the Majority Initial Supporting Noteholders shall be given by providing notice to the same parties that are required to be notified for purposes of providing notice to the Initial Supporting Noteholders. A bid shall be delivered to all Notice Parties at the same time by electronic mail, personal delivery or courier. Interested bidders requesting information about the qualification process, including a form of asset purchase agreement, and information in connection with their due diligence, should contact ________________________, Perella Weinberg Partners, [address], [contact phone number and email address].

Reservation of Rights

(50) The Catalyst Entities, after consultation with their advisors: (a) may reject, at any time any bid (other than the Stalking Horse Bid) that is (i) inadequate or insufficient, (ii) not in conformity with the requirements of the CCAA, U.S. Bankruptcy Code, these SISP Procedures or any orders of the Court applicable to one or more the Catalyst Entities, or (iii) contrary to the best interests of the Catalyst Entities, their estates, and stakeholders as determined by the Catalyst Entities; (b) in accordance with the terms hereof, including section (53), may impose additional terms and conditions and otherwise seek to modify the SISP Procedures at any time in order to maximize the results obtained; (c) in accordance with the terms hereof, may accept bids not in conformity with these SISP Procedures to the extent that the Catalyst Entities determine, in their reasonable business judgment, that doing so would benefit the Catalyst Entities, their estates, and stakeholders; and (d) with the prior consent of the Majority Initial Supporting Noteholders, extend the Potential Bidder Deadline, Phase 1 Bid Deadline, Phase 2 Bid Deadline and the date of the Auction, provided that the Phase 2 Bid Deadline shall not be extended beyond ●, 2012 (being 24 days after the scheduled Phase 2 Bid Deadline, for a total of 45 days after the Phase 1 Bid Deadline); provided, however, that if the Stalking Horse Bidder submits the only Qualified Bid, the terms provided in clause (a) shall not be operative.

(51) At or before the Approval Hearings, the Catalyst Entities may impose such other terms and conditions as the Catalyst Entities may determine to be in the best interests of their estates and their stakeholders that are not inconsistent with any of the procedures in these SISP Procedures.

(52) These SISP Procedures do not, and shall not be interpreted to, create any contractual or other legal relationship between any Catalyst Entity and any Known Potential Bidder, Potential Bidder, Qualified Potential Bidder, Qualified Phase 1 Bidder, Qualified Phase 2 Bidder, Qualified Bidder, Auction Bidder, Successful Bidder or Backup Bidder, other than as specifically set forth in definitive agreements that may be executed by the Catalyst Entities.

No Amendment

(53) There shall be no amendments to this SISP, including, for greater certainty the process and procedures set out herein, without the prior written consent of the Monitor and the Majority Initial Supporting Noteholders unless otherwise ordered by the Canadian Court and the U.S. Bankruptcy Court upon application and appropriate notice.

Further Orders

(54) At any time during these SISP Procedures, the Catalyst Entities may, following consultation with the Monitor, apply to the Canadian Court for advice and directions with respect to the discharge of its powers and duties hereunder.

Schedule “A”

LIST OF ADDITIONAL PETITIONERS

Catalyst Pulp Operations Limited

Catalyst Pulp Sales Inc.

Pacifica Poplars Ltd.

Catalyst Pulp and Paper Sales Inc.

Elk Falls Pulp and Paper Limited

Catalyst Paper Energy Holdings Inc.

0606890 B.C. Ltd.

Catalyst Paper Recycling Inc.

Catalyst Paper (Snowflake) Inc.

Catalyst Paper Holdings Inc.

Pacifica Papers U.S. Inc.

Pacifica Poplars Inc.

Pacifica Papers Sales Inc.

Catalyst Paper (USA) Inc.

The Apache Railway Company

Schedule “B”

SENIOR SECURED NOTES EXCLUDED ASSETS

Schedule “C”

ADDRESSES FOR NOTICE PARTIES

(a) To the Catalyst Entities at:

Catalyst Paper Corporation

[Address]

Attention:

Email:

Blake, Cassels & Graydon LLP

595 Burrard Street

P.O. Box 49314

Suite 2600, Three Bentall Centre

Vancouver BC V7X 1L3

Attention: Bill Kaplan, Q.C. & Peter Rubin

Email:	bill.kaplan@blakes.com
peter.rubin@blakes.com

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Attention:

Email:

(b) To the Financial Advisor at:

Perella Weinberg Partners

[Address]

Attention:

Email:

(c) To the Monitor at:

PricewaterhouseCoopers Inc.

250 Howe Street, Suite 700

Vancouver, British Columbia V6C 3S7

Attention:

Email:

1

Fasken Martineau Dumoulin LLP

2900-550 Burrard Street

Vancouver, BC V6C 0A3

Attention:

Email:

(d) To the Steering Committee at:

Fraser Milner Casgrain LLP

77 King Street West

Royal Trust Tower

Toronto, ON M5 K0A1

Attention: Ryan C. Jacobs and John R. Sandrelli

Email: ryan.jacobs@fmc-law.com and john.sandrelli@fmc-law.com

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

Attention: Michael S. Stamer and Stephen B. Kuhn

Email:mstamer@akingump.com and skuhn@akingump.com

(e) To the Initial Supporting Noteholders at:

Goodmans LLP

Bay Adelaide Centre

333 Bay Street, Suite 3400

Toronto, ON M5H 2S7

Attention: Robert Chadwick and Melaney Wagner

Email: rchadwick@goodmans.ca and mwagner@goodmans.ca

Fraser Milner Casgrain LLP

77 King Street West

Royal Trust Tower

Toronto, ON M5 K0A1

Attention: Ryan C. Jacobs and John R. Sandrelli

Email: ryan.jacobs@fmc-law.com and john.sandrelli@fmc-law.com

2

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

Attention: Michael S. Stamer and Stephen B. Kuhn

Email:mstamer@akingump.com and skuhn@akingump.com

3

EXHIBIT B

TERM SHEET

CATALYST PAPER CORP.

RESTRUCTURING TERM SHEET

March 11, 2012

THE FOLLOWING SUMMARY OF PRINCIPAL TERMS (THE “TERM SHEET”) DESCRIBES A PROPOSED RESTRUCTURING FOR CATALYST PAPER CORPORATION AND ITS SUBSIDIARIES PURSUANT TO A PLAN (THE “PLAN”) OF COMPROMISE AND ARRANGEMENT UNDER THE COMPANIES’ CREDITORS ARRANGEMENT ACT (THE “CCAA”).

THIS TERM SHEET IS NOT AN OFFER OR A SOLICITATION WITH RESPECT TO ANY SECURITIES OF CATALYST PAPER CORPORATION OR ITS SUBSIDIARIES. ANY SUCH OFFER OR SOLICITATION WILL BE MADE IN COMPLIANCE WITH ALL APPLICABLE LAW. THIS TERM SHEET REPRESENTS SETTLEMENT DISCUSSIONS AND IS SUBJECT TO FRE 408 AND OTHER APPLICABLE RULES OF EVIDENCE. All $ terms herein refer to USD unless otherwise indicated, and assume a $1 CAD to $1 USD exchange rate.

Summary of Classification and Treatment of Claims and Interests

Classified Claims and Interests
Revolving ABL Facility Claims Estimated Aggregate Allowed Amount: TBD

Description: Revolving ABL Facility Claims shall consist of all outstanding obligations owed to the lenders under the Revolving ABL Facility.

Treatment: To the extent the Revolving ABL Facility is not refinanced prior to the Effective Date, each holder of an allowed Revolving ABL Facility Claim shall receive payment in full in cash.

First Lien Notes Claims

Estimated Aggregate Allowed Amount: $280,434,000 on account of the Class A Notes and $104,100,000 on account of the Class B Notes for an aggregate total of $384,600,0001 plus accrued and unpaid interest at the applicable contract rate as of the date the CCAA proceedings were commenced (the “Commencement Date”).

Description: First Lien Notes Claims shall consist of all outstanding obligations owed to the holders of the First Lien Notes2 including, without limitation, outstanding principal and accrued and unpaid interest thereon at the applicable contract rate.

Treatment: On or as soon as reasonably practicable after the Effective Date, the First Lien Notes shall be cancelled, and in full and final satisfaction thereof and in exchange therefor, each holder of a First Lien Notes Claim shall receive its pro rata share of (i) the New First Lien Notes in the principal amount of $325,000,0003, (ii) 80%4 of the New Common Stock (subject to dilution only from New Common Stock granted to holders of the Warrants, and any new management incentive plan approved by the new board of directors of reorganized CPC) on account of First Lien Notes Claim in the principal amount of $59,600,000, and (iii) the New First Lien Coupon Note in the principal amount equal to all accrued and unpaid interest as of the Effective Date, such interest calculated using the applicable interest rate under the indentures governing the First Lien Notes, which shall include, interest paid at the default rate as calculated thereunder.

Voting Status: Impaired/ Voting.

1 Claim estimate assumes an Effective Date of January 15, 2012 and is subject to adjustment.

2 The First Lien Notes are (i) the 11.00% Senior Secured Notes due 2016 (the “Class A Notes”) and (ii) the Class B 11.00% Senior Secured Notes due 2016 (the “Class B Notes”).

3 $237,000,000 of the $325,000,000 in New First Lien Notes shall be allocated pro rata to holders of Class A Notes, and $88,000,000 of the $325,000,000 in New First Lien Notes shall be allocated pro rata to holders of Class B Notes.

4 58.3464% of the New Common Stock shall be allocated pro rata to holders of Class A Notes, and 21.6536% of the New Common Stock shall be allocated pro rata to holders of Class B Notes.

1

Unsecured Notes Claims5 Estimated Aggregate Allowed Amount: $250,000,000 plus accrued and unpaid interest at the applicable contract rate as of the Commencement Date.

Description: Unsecured Notes Claims shall consist of all outstanding obligations owed to the holders of the Unsecured Notes (the “Unsecured Noteholders”) including, without limitation, for payment of principal, accrued and unpaid interest at the applicable contract rate. Unsecured Notes Claims shall be classified together with General Unsecured Claims for all purposes under the Plan.

Treatment: On or as soon as reasonably practicable after the Effective Date, the Unsecured Notes shall be cancelled and, in full and final satisfaction of and in exchange for all allowed Unsecured Notes Claims, each holder of an Unsecured Notes Claim shall receive its pro rata share (calculated by reference to the aggregate amount of all Unsecured Notes Claims plus all allowed General Unsecured Claims) of 20% of the New Common Stock (subject to dilution only from New Common Stock granted to holders of the Warrants, and any new management incentive plan approved by the new board of directors of reorganized CPC) and the Warrants. In addition, the Company shall use reasonable efforts to seek a Meetings Order (as defined below) and a Sanction Order (as defined in the Support Agreement) which provide that, among other things, any holder of an Unsecured Notes Claim that does not vote in person or by proxy on the Plan shall be deemed to vote in favor of the resolution in support of the Plan, and such holder of an Unsecured Notes Claim shall receive its pro rata share of New Common Stock and Warrants allocable to holders of Unsecured Notes Claims.

General Unsecured Claims Estimated Aggregate Allowed Amount: TBD

Description: General Unsecured Claims shall consist of all pre-Commencement Date unsecured non-priority claims against the Company (other than Unsecured Notes Claims) that have not been otherwise satisfied in accordance with paragraph 8 of the Amended and Restated Initial Order. General Unsecured Claims (including Convenience Claims, as defined below) shall be classified together with Unsecured Notes Claims for all purposes under the Plan.

Treatment: On or as soon as reasonably practicable after the Effective Date, in full and final satisfaction of and in exchange for all allowed General Unsecured Claims, each holder of a General Unsecured Claim shall receive (x) its pro rata share (calculated by reference to the aggregate amount of all Unsecured Notes Claims plus all allowed General Unsecured Claims) of 20% of the New Common Stock (subject to dilution only from New Common Stock granted to holders of the Warrants, and any new management incentive plan approved by the new board of directors of reorganized CPC) and the Warrants, or (y) solely to the extent that the General Unsecured Claim asserted by such holder does not exceed $[TBD]6, or such holder elects to value its General Unsecured Claim at $[TBD] for distribution purposes, cash in an amount equal to [TBD]% of such holder’s General Unsecured Claim7 (such holders being “Convenience Creditors” and the claims of such holders being “Convenience Claims”); provided, however, that the aggregate amount of cash available to pay all Convenience Creditors shall not exceed $2,500,000 (the “Maximum Convenience Claims Pool”); provided, further, however, that each holder of a General Unsecured Claim that does not exceed $[TBD] may elect to receive their recovery in the form of New Common Stock and Warrants by indicating on the applicable ballot such holder’s intent to opt out of Convenience Claim treatment and, to receive such treatment, such holder must vote in favor of the Plan. For purposes of clarity, to the extent that payments to Convenience Creditors would exceed the Maximum Convenience Claims Pool, Convenience Creditors shall receive their pro rata share of the Maximum Convenience Claims Pool and their pro rata share (based on the balance of their Convenience Claim) of New Common Stock and Warrants. Shares of New Common Stock that would otherwise have been allocable to Convenience Creditors shall not be issued under the Plan. In addition, the Company shall use reasonable efforts to seek a Meetings Order and a Sanction Order which provide that, among other things (i) any Convenience Creditor shall be deemed to vote in favor of the resolution in support of the Plan unless such Convenience Creditor votes against the Plan, and (ii) a holder of a General Unsecured Claim (other than a Convenience Creditor) that does not vote in person or by proxy on the Plan shall be deemed to vote in favor of the resolution in support of the Plan, and such holder of a General Unsecured Claim shall receive its pro rata share of New Common Stock and Warrants allocable to holders of General Unsecured Claims.

5 The Unsecured Notes are the 7.375% Senior Notes due 2014.

6 The size of those General Unsecured Claims eligible for Convenience Claims treatment and the recovery to be afforded Convenience Creditors shall be determined by the parties prior to the filing of the Plan.

2

Equity Interests

Description: Equity Interests consist of all outstanding equity interests in CPC.

Treatment: Holders of Equity Interests shall not receive a recovery under the Plan. All existing equity interests in CPC, as well as options, warrants, rights or similar instruments derived from, relating to or convertible or exchangeable therefore, shall be cancelled and extinguished on the Effective Date.

Funding/Plan Securities

New ABL Facility	If necessary, the Company will use commercially reasonable best efforts to refinance the Company’s DIP financing, and enter into a new ABL facility (the “New ABL Facility”) on the Effective Date.
Exit Facility	To the extent necessary, there shall be an Exit Facility acceptable to the Initial Supporting Noteholders8, where each of the Initial Supporting Noteholders will have one vote and a majority of votes will govern (the “Majority Initial Supporting Noteholders”), in consultation with the Initial Supporting Unsecured Noteholders.9

7 In the case of holders of General Unsecured Claims in excess of $[TBD] that have elected to value their claims at $[TBD] for purposes of distributions under the Plan, such claims will be valued in the amount of $[TBD].

8 “Initial Supporting Noteholders” means all noteholders that have executed a Support Agreement (as distinct from a Joinder Agreement) as of the date of this Term Sheet.

9 “Initial Supporting Unsecured Noteholders” means all holders of Unsecured Notes that have executed a Support Agreement (as distinct from a Joinder Agreement) as of the date of this Term Sheet with respect to their Unsecured Notes.

3

New First Lien Notes

The New First Lien Notes shall have the following terms and conditions:

  Principal: $325,000,000.

  Security: All collateral securing the First Lien Notes, plus Excluded Assets (as defined in the Indenture) as reasonably required by the holders of the New First Lien Notes where the consent of a third party is not required to charge such Excluded Assets.

  Call Protection: 103% from issuance of the New First Lien Notes through 12/15/2013; 100% thereafter.

  Interest Rate: 11% payable semi-annually in arrears in cash or 7.5% payable semi-annually in cash plus 5.5% payable semi-annually in-kind.

  Final Maturity: A date that is the earlier of (i) six (6) months after the end date of the new labor contracts and (ii) December 16, 2017 but the Final Maturity will never be earlier than December 16, 2016.

Other terms of the New First Lien Notes shall be as set forth in the Description of Notes to be agreed to by the Majority Initial Supporting Noteholders and the Company.

New First Lien Coupon Note

The New First Lien Coupon Note shall have the following terms and conditions:

• Principal: Equal to all accrued and unpaid interest as of the Effective Date, such interest calculated using the applicable interest rate under the indentures governing the First Lien Notes, which shall include, as of December 15, 2011, interest paid at the default rate.

• Security: All collateral securing the First Lien Notes, plus Excluded Assets (as defined in the indentures governing the First Lien Notes) as reasonably required by the holders of the New First Lien Notes where the consent of a third party is not required to charge such Excluded Assets.

• Interest Rate: None.

• Cash Flow Sweep: The New First Lien Coupon Note will have a quarterly cash flow sweep, subject to a minimum liquidity threshold of $65 million as measured by a 30-day average prior to quarter end. Any amounts paid to holders of the New First Lien Coupon Note on account of such Note from the cash flow sweep or otherwise will be used to pay down principal amount of the New First Lien Coupon Note at par value.

• Final Maturity: A date that is the earlier of (i) six (6) months after the end date of the new labor contracts and (ii) December 16, 2017 but the Final Maturity will never be earlier than December 16, 2016.

Other terms of the New First Lien Notes shall be as set forth in the Description of Notes to be agreed to by the Majority Initial Supporting Noteholders and the Company.

4

New Common Stock

On the Effective Date, reorganized CPC shall issue shares of New Common Stock in sufficient number to meet its obligations hereunder, which number shall be reasonably acceptable to the Majority Initial Supporting Noteholders. Reorganized CPC shall be a public company and, on or as soon as reasonably practicable after the Effective Date, the New Common Stock and the Warrants shall be approved by the Toronto Stock Exchange or other securities exchange acceptable to the Majority Initial Supporting Noteholders, in consultation with the Initial Supporting Unsecured Noteholders, subject only to standard listing conditions.

If the transactions hereunder shall result in any holder of First Lien Notes or any Unsecured Noteholder (collectively, the “Noteholders”) becoming a “control person” under applicable Canadian securities laws, then such Noteholder(s) shall have the option to elect to receive a portion of the New Common Stock it would have been entitled to receive in the form of warrants (the “Exchange Warrants”) immediately exercisable for no additional consideration to acquire New Common Stock in an amount equal to the New Common Stock it would otherwise be entitled to on the transactions hereunder. The Exchange Warrants shall have terms otherwise reasonably acceptable to the Majority Initial Supporting Noteholders and the Initial Supporting Unsecured Noteholders in all respects.

Warrants

On the Effective Date, reorganized CPC shall issue the following cashless Warrants to those Unsecured Noteholders and/or holders of General Unsecured Claims who are not Convenience Creditors:

  15% Warrants: The 15% Warrants shall be cashless and will be issued to holders of Unsecured Notes Claims and/or General Unsecured Claims as provided above. The 15% Warrants shall be exercisable for 15% of the fully diluted New Common Stock as of the Effective Date at a strike price equal to the Company’s plan equity value (equal to $74,500,000) plus 50%. The 15% Warrants shall expire four years after the Effective Date.

Warrant Agreement

The Warrants shall be governed by a Warrant Agreement, the terms of which shall be reasonably acceptable to the Majority Initial Supporting Noteholders and the Initial Supporting Unsecured Noteholders in all respects and which shall include the following:

•         Payment on a Sale Transaction or Other Change of Control Prior to Expiration: In the event that a sale transaction or other change of control involving the payment of cash consideration is consummated prior to the expiration of the Warrants and the value received by the Company on account of the New Common Stock exceeds the plan equity value (equal to $74,500,000), then the consideration payable to holders of the Warrants shall be: (i) if such event takes place within the first two years, the Black-Scholes formula value of the Warrants, which valuation shall be performed by an independent third party; and (ii) if such event takes place after the first two years, the lesser of: (x) the Black-Scholes formula value of the Warrants, which valuation shall be performed by an independent third party and (y) the value received on account of the New Common Stock in excess of plan equity value (equal to $74,500,000). For the avoidance of doubt, if such event occurs within the first two years for less than plan equity value, the consideration payable to Warrant holders shall be the Black-Scholes formula value of the Warrants, which valuation shall be performed by an independent third party.

•         Sale Transaction or Other Change of Control Involving Non-Cash Consideration Prior to Expiration: To be addressed in Warrant Agreement.

•         Anti-dilution Protection: Customary anti-dilution protection for the Warrants for stock splits, consolidations, rights offerings, dividends, reorganizations and other events affecting the number of shares of New Common Stock issuable upon exercise of the Warrants.

•         Dividends and Distributions: Holders of the Warrants shall not be entitled to participate in any dividends or distributions paid by the Company to holders of capital stock prior to the exercise of the Warrants, nor shall the Company be required to set aside funds or other property for the payment of such dividends or distributions, if any, to holders of the Warrants upon the exercise thereof. To the extent any dividends or distributions are made to holders of capital stock prior to the exercise of the Warrants, there shall be an equivalent adjustment to the exercise price of the Warrants.

5

Other Principal Plan Terms

Treatment of Unexpired Leases and Executory Contracts	Unexpired leases and executory contracts (other than labor contracts/collective bargaining agreements) shall be treated in a manner acceptable to the Company and the Majority Initial Supporting Noteholders, in consultation with the Initial Supporting Unsecured Noteholders.
Treatment of Prepetition Trade Payables

Pursuant to the terms of the Amended and Restated Initial Order entered in the Company’s CCAA proceedings, the Company has the authority to satisfy prepetition trade claims currently capped at up to $12 million (the “Trade Cap”) without further agreement or court order. Prior to making any payments under the Trade Cap, the Company shall first obtain the consent of the Majority Initial Supporting Noteholders, in consultation with the Initial Supporting Unsecured Noteholders. In the event that the Company deems it appropriate to pay or otherwise satisfy prepetition trade claims in excess of the Trade Cap, the Company shall obtain the consent of the Majority Initial Supporting Noteholders, in consultation with the Initial Supporting Unsecured Noteholders, prior to paying any such additional amounts.

Any claimant who receives payment on account of its prepetition trade claim pursuant to this section “Treatment of Prepetition Trade Payables” must: (a) irrevocably accept in writing the cash payment in full and final satisfaction of its claim such that the claimant is not entitled to assert any deficiency claim; and (b) provide ordinary trade terms to the Company.

New First Lien Notes Indenture Debt Basket	The first lien debt basket under the indenture governing the New First Lien Notes shall be $75 million; provided, however, that if the Company’s first lien debt to EBITDA ratio calculated on a pro forma basis after giving effect to basket usage exceeds 3.0x, 75% of the New First Lien Notes based on the principal amount of such notes then outstanding must consent to the Company’s usage of the debt basket. Payment of interest on the First Lien Notes in-kind shall be deemed not to be an incurrence of indebtedness under the indenture, but shall thereafter constitute outstanding indebtedness for all purposes of the indenture.

6

Initial Board of Directors of Reorganized CPC

On the Effective Date, the initial board of directors of reorganized CPC shall be composed of seven members. Five members of the initial board shall be designated by the Majority Initial Supporting Noteholders, one member of the initial board shall be designated by the Initial Supporting Unsecured Noteholders, and one member of the initial board shall be the CEO.

Initial Management of Reorganized CPC	The senior management team upon and immediately following the consummation of the Plan shall be the same as the senior management team immediately prior to consummation.
Key Employee Retention Plan

The letters of credit posted as collateral for the Company’s Key Employee Retention Plan (the “KERP”) shall be cancelled, and all cash collateral with respect thereto returned to the Company.

Solely with respect to the “Tier I” and “Tier II” beneficiaries of the KERP (as identified in the KERP), the retention payments scheduled under the KERP shall be made as follows:

  45% (or $1.9 million) to be paid on December 31, 2012;

  25% (or $1 million) to be paid on December 31, 2013; and

  30% (or $1.3 million) to be paid in equal percentage as the percentage amortization of the New First Lien Coupon Note.

Corporate Governance Documents	The corporate governance documents of reorganized CPC and the reorganized Debtor subsidiaries that will take effect on and after the Effective Date shall be in form and substance reasonably acceptable to the Majority Initial Supporting Noteholders, in consultation with the Initial Supporting Unsecured Noteholders.
Releases	To the extent permitted by law, the Plan shall provide for the Company’s release of any and all claims or causes of action, known or unknown, relating to any pre-Commencement Date acts or omissions, except for willful misconduct or fraud, committed by any of the following: (i) the officers, directors, employees, legal and financial advisors, and other representatives of the Company as of the Commencement Date, in their capacity as such; (ii) the First Lien Notes indenture trustee (the “2016 Notes Indenture Trustee”), the 2016 Notes Indenture Trustee’s legal advisors, in their capacity as such, and the holders of the First Lien Notes, in their respective capacities as such; (iii) the members of the steering group of holders of the First Lien Notes (the “Steering Group”) and any other Initial Supporting Noteholders and their legal and financial advisors, in their capacity as such; (iv) the Initial Supporting Unsecured Noteholders and their legal and financial advisors, in their capacity as such; and (v) the Unsecured Notes indenture trustee and the holders of the Unsecured Notes, in their respective capacities as such (collectively, the “Released Parties”).

Exculpation	To the extent permitted under applicable law, the Released Parties shall not have or incur any liability for any act or omission in connection with, related to, or arising out of, the Restructuring, proceedings under the CCAA or the U.S. Bankruptcy Code, the pursuit of sanctioning the Plan, the consummation of the Plan or the administration of the Plan or the property to be distributed under the Plan except for claims resulting from willful misconduct or fraud.

7

Restructuring Expenses	In accordance with the Support Agreement, all reasonable and documented fees and expenses of the Initial Supporting Noteholders, the Initial Supporting Unsecured Noteholders and the 2016 Notes Indenture Trustee, including all reasonable documented fees and expenses incurred by the legal and financial advisors of such parties, shall be paid on a current basis after receipt of invoice. For the avoidance of doubt, the legal and financial advisors to be paid pursuant to this section “Restructuring Expenses” include (i) Akin Gump Strauss Hauer & Feld LLP; (ii) Fraser Milner Casgrain LLP; (iii) Morris, Nichols, Arsht & Tunnell LLP; (iv) Moelis & Co.; (v) Kelley Drye & Warren LLP; (vi) Chaitons LLP; (vii) Goodmans LLP; (viii) Kramer Levin Naftalis & Frankel LLP; (ix) Houlihan Lokey and (x) one local counsel in any single jurisdiction for each of (a) the Initial Supporting Unsecured Noteholders and (b) the 2016 Notes Indenture Trustee.
Timeline	As set out in the Support Agreement.
Conditions Precedent and Sales Process Approval

Concurrently with the Company’s application for a meetings and process order with respect to the Plan (the “Meetings Order”), which shall be granted no later than March 20, 2012, the Company shall also obtain on that date an order (the “SISP Approval Order”) approving a sales and investor solicitation process (the “SISP”), which SISP and SISP Approval Order shall each be in form and substance acceptable to the Majority Initial Supporting Noteholders, in consultation with the Initial Supporting Unsecured Noteholders, and which shall provide, among other things, that a credit bid shall be permitted on behalf of all holders of the 2016 Notes up to the full amount of the obligations outstanding under the 2016 Indentures and that such credit bid shall be the stalking horse bid in such SISP.  It is a condition to this Term Sheet and the agreements hereunder that the SISP Approval Order must be granted on the same date as the Meeting Order; provided, however, that the SISP Approval Order shall provide that the SISP shall only be implemented, but shall be immediately implemented by the Company without further order of the Court, within two business days of the voting meetings on the Plan in the event that the Company has not obtained the requisite statutory thresholds for approval of the Plan at such meetings, which voting meetings shall have occurred by no later than April 23, 2012; provided, further, however, that the SISP Approval Order shall provide that if the Company fails to implement such SISP within such timeframe, the Monitor is directed to implement the SISP no later than one business day thereafter.

Additional conditions precedent to be set out in the definitive documents.

8

EXHIBIT C

JOINDER AGREEMENT

The undersigned hereby acknowledges that it has read and understands the Restructuring and Support Agreement, dated as of March 11, 2012 (the “Agreement”), by and among Catalyst Paper Corporation and its affiliates and subsidiaries bound thereto, and certain Noteholders. Section 1.2 of the Agreement allows holders of Notes or investment advisers or managers of discretionary accounts that hold Notes to become a party thereto by executing this Joinder Agreement; and Section 3.3 of the Agreement requires, contemporaneously with a Transfer of 2016 Notes or 2014 Notes by a Consenting Noteholder to a Transferee who is not also already a Consenting Noteholder, that such Transferee execute and deliver this Joinder Agreement.

The undersigned hereby represents and warrants that: (i) the 2014 Note and 2016 Notes that are identified on the signature page hereto constitute all of the 2014 Notes and 2016 Notes that are legally or beneficially owned by the undersigned or which the undersigned has the power to vote or dispose of; and (ii) the representations and warranties set forth in Section 3.4 of the Agreement are true and correct with respect to the undersigned as if given on the date hereof.

The undersigned hereby agrees (i) to be bound by the terms and conditions of the 2016 Indentures, the 2014 Indenture and the Agreement, and (ii) if the 2016 Notes and/or 2014 Notes have been acquired from a Transferor, to be bound by the vote of the Transferor if cast prior to the effectiveness of the Transfer of the 2016 Notes and/or 2014 Notes. The undersigned shall be deemed a “Consenting Noteholder” under the terms of the Agreement.

[signature pages follow]

Date Executed:___________ ___, 2012	________________________________________ [NOTEHOLDER] ________________________________________ Name: Title:
Address:_________________________________ ________________________________________ ________________________________________
Attention: ________________________________ Telephone: ________________________________ Facsimile:_________________________________

Aggregate principal amount of Senior Secured Notes (144A CUSIP# 14888TAC8) beneficially owned or managed on behalf of accounts that hold or beneficially own such Senior Secured Notes:

___________________________________________

Aggregate principal amount of Senior Secured Notes (Reg S CUSIP No. C21847AB1) beneficially owned or managed on behalf of accounts that hold or beneficially own such Senior Secured Notes:

___________________________________________

Aggregate principal amount of Class B Senior Secured Notes (144A CUSIP# 14888TAD6) beneficially owned or managed on behalf of accounts that hold or beneficially own such Class B Senior Secured Notes:

___________________________________________

Aggregate principal amount of Class B Senior Secured Notes (Reg S CUSIP No. C21847AC9) beneficially owned or managed on behalf of accounts that hold or beneficially own such Class B Senior Secured Notes:

___________________________________________

Aggregate principal amount of 2014 Notes (CUSIP# 65653RAG8) beneficially owned or managed on behalf of accounts that hold or beneficially own such 2014 Notes:

___________________________________________

Exhibit d

DEBTORS’ REPRESENTATIONS AND WARRANTIES

The Debtors’ Representations and Warranties

Each of the Debtors severally and not jointly represents and warrants as of the date such Debtor executes and delivers this Agreement and as of the date of implementation of the Plan (and the Debtors acknowledge that each of the Consenting Noteholders is relying upon such representations and warranties) that:

(a)	Except as disclosed in the Information, the Disclosure Letter or as otherwise contemplated by this Agreement and the transactions contemplated hereby, since December 31, 2011 there has not been (i) any Material Adverse Effect, (ii) any Material transaction to which the Debtors are a party outside the ordinary course of business, (iii) any Material change in the capital or outstanding indebtedness and liabilities of the Debtors (taken as a whole), (iv) any obligation, direct or contingent (including any off balance sheet obligations), incurred by the Debtors which is Material to the Debtors, or (v) any dividend or distribution of any kind declared, paid or made on the capital of the Debtors. As of the date hereof, the Debtors have filed with Canadian securities regulators and the Commission all documents required to be filed by them under Applicable Securities Laws except to the extent that such a failure to file would not be Material.

(b)	The Debtors do not have any Material Liabilities except (i) Liabilities which are reflected and properly reserved against in the Financial Statements, (ii) Liabilities incurred after December 31, 2011 in the ordinary course of business and consistent with past practice, (iii) current Liabilities arising in the ordinary course under the Contracts to which the Debtors are a party (other than obligations which are required to be reflected on a balance sheet prepared in accordance with GAAP).

(c)	As of the date of this Agreement, the authorized capital of the Debtors consists of an unlimited number of common shares of CPC (“Common Shares”), of which 381,900,450 shares are issued and outstanding, and (ii) 100,000,000 shares of preferred stock, of which no shares are issued and outstanding. The Debtors have no other capital stock authorized or, as of the date of this Agreement, issued and outstanding.

(d)	As of the date of this Agreement, (i) 10,737,024 Common Shares of the Debtors are reserved for issuance pursuant to the Debtors’ Restricted Share Unit Plan and Stock Option Plan and other share based compensation arrangements, and (ii) no Common Shares of the Debtors are reserved for issuance upon exercise of outstanding warrants. Except as set forth in the preceding sentence, there are no outstanding options, warrants, convertible securities or rights of any kind to purchase or otherwise acquire shares of capital stock or other securities of the Debtors.

(e)	Since December 31, 2010, except as otherwise contemplated by this Agreement or set forth in the Information or the Disclosure Letter, there has not been any resignation or termination of any officer, director or senior manager which would be reasonably likely to have a Material Adverse Effect, or any increase in the rate of compensation payable or to become payable by the Debtors to any officer, director or representative of the Debtors (other than standard increases in connection with general, regularly-scheduled reviews consistent with past practice in respect of employees), including the making of any loan to, or the payment, grant or accrual of any Bonus Payment to any such Person.

(f)	Except as disclosed in the Disclosure Letter, there have been no changes to the compensation for the eight executive officers of the Debtors (the “Executive Officers”) from their compensation as disclosed in the Disclosure Letter and the Debtors have not agreed to any, or become obligated to pay any, Bonus Payments to the Executive Officers, agents or consultants except in connection with existing bonus or incentive plans.

(g)	Schedule (g) to the Disclosure Letter contains a list of all contracts material to the Debtors (excluding engagement letters for legal and financial advisors retained by the Debtors, whether to provide services to the Debtors or the holders of 2014 Notes or 2016 Notes, in association with the Transactions) (the “Material Contracts”). Complete and accurate copies of all Material Contracts have been delivered to or otherwise made available for review by Goodmans and Akin Gump prior to the date hereof, or if not previously made available, shall promptly but no more than three business days following the date of this Agreement be made available for review by Goodmans and Akin Gump, and all such agreements are in full force and effect. All of the Material Contracts are valid, binding and enforceable in accordance with their terms against the Debtors party thereto, except (i) as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the rights of creditors or (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity). As of the date of this Agreement, except as disclosed in the Disclosure Letter, there is no existing (or threatened in writing) default or dispute with respect to any Material Contracts that would reasonably be expected to result in a Material Adverse Effect other than defaults or disputes caused by the commencement of the Debtors’ CCAA proceedings or the Debtors’ failure to pay the semi-annual interest payment due under the 2016 Notes on December 15, 2011.

(h)	The Debtors have conducted their business in Material compliance with all Laws and the Debtors have not received notice to the effect that, or has otherwise been advised that, the Debtors are not in compliance with such Laws, other than any such non-compliance as would not reasonably be expected to result in a Material Adverse Effect.

(i)	All documents and information filed with relevant securities regulators by the Debtors since December 31, 2009, at the time filed, (i) complied with all applicable Laws in all material respects and (ii) did not contain any untrue statement of a Material fact or omit to state a Material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(j)	The boards of directors of the Debtors have: (i) approved, adopted and declared advisable this Agreement and the transactions and agreements contemplated hereby; and (ii) determined that this Agreement is in the best interests of the Debtors and CPC has resolved to recommend approval of this Agreement and the transactions and agreements contemplated hereby to holders of 2016 Notes, holders of 2014 Notes and existing shareholders.

RELEVANT DEFINITIONS IN THE DEBTORS’ REPRESENTATIONS
AND WARRANTIES

“Applicable Securities Laws” means all applicable securities, corporate and other laws, rules, regulations, notices and policies in the Provinces of Canada and in the United States of America, including state “blue sky” legislation.

“Bonus Payments” means all bonus payments, retention payments, incentive compensation payments, service award payments or other similar payments payable by the Debtors any of the Debtors’ current or past employees or consultants, in connection with the transactions contemplated by this Agreement or otherwise.

“Commission” means the United States Securities and Exchange Commission.

“Contracts” means all agreements, contracts, leases (whether for real or personal property), purchase orders, undertakings, covenants not to compete, employment agreements, confidentiality agreements, licenses, instruments, obligations and commitments to which a Person is a party or by which a Person or any of its assets are bound or affected, whether written or oral.

“Disclosure Letter” means a letter from the Debtors to Goodmans and Akin Gump.

“Governmental Entity” means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, board, tribunal or dispute settlement panel or other law, rule or regulation-making organization or entity: (a) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or (b) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power.

“Information” means information set forth or incorporated in the Debtors’ public disclosure documents filed with the applicable Canadian securities regulators and the Commission under the Securities Legislation, as applicable, since December 31, 2009 and prior to the execution and delivery of this Agreement.

“Financial Statements” means the audited consolidated balance sheet of the Debtors as at December 31, 2011 and the related audited consolidated statement of operations and comprehensive loss, consolidated statement of cash flows for each of the fiscal years then ended, together with the report thereon of independent certified public accountants, each prepared in accordance with GAAP consistently applied throughout the periods covered.

“Law” or “Laws” means any law, statute, order, decree, consent decree, judgment, rule regulation, ordinance or other pronouncement having the effect of law whether in Canada, the United States or any other country, or any domestic or foreign state, county, province, city or other political subdivision or of any Governmental Entity.

“Liability” or “Liabilities” means any direct or indirect liability, indebtedness, obligation, commitment, expense, claim, deficiency, guaranty or endorsement of or by any Person of any type, whether accrued, absolute, contingent, matured, unmatured liquidated, unliquidated, known or unknown.

“Material” means a fact, circumstance, change, effect, matter, action, condition, event, occurrence or development that, individually or in the aggregate, is, or would reasonably be expected to be, material to the business, affairs, results of operations or financial condition of the Debtors (taken as a whole).

“Material Adverse Effect” means an event, change or occurrence that, individually or together with any other event, change or occurrence, has a material adverse impact on the financial condition, business or results of operations of the Debtors (taken as a whole) and shall include, without limitation, the disposition by any of the Debtors of any material asset without the prior consent of the Consenting Noteholders; provided, however, that a Material Adverse Effect shall not include and shall be deemed to exclude the impact of: (A) changes in Laws of general applicability or interpretations thereof by courts or governmental or regulatory authorities, (B) any change in the paper industry generally, which does not disproportionately adversely affect the Debtors, (C) actions and omissions of the Debtors taken with the prior written consent of the Majority Initial Supporting Noteholders, in consultation with the Initial Supporting Unsecured Noteholders, (D) the effects of compliance with this Agreement, including on the operating performance of the Debtors, (E) the negotiation, execution, delivery, performance, consummation, potential consummation or public announcement of this Agreement or the transactions contemplated by this Agreement, (F) changes in the market price or trading volume of the Debtors’ 2014 Notes, 2016 Notes or Common Shares (it being understood that any cause of any such change may be taken into consideration when determining whether a Material Adverse Effect has occurred or is reasonably expected to occur), (G) any change in U.S. or Canadian interest rates or currency exchange rates unless such change has a disproportionate effect on the Debtors.

“Person” means an individual, a corporation, a partnership, a limited liability company, a trust, an unincorporated association, a Governmental Entity or any agency, instrumentality or political subdivision of a Governmental Entity, or any other entity or body.

“Securities Legislation” means all applicable Laws, regulations, rules, policies or instruments of any securities commission, stock exchange or like body in Canada or the United States.